Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259733

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated September 30, 2021)

SPIRE GLOBAL, INC.

61,883,713 Shares of Class A Common Stock

6,600,000 Warrants to Purchase Class A Common Stock

18,099,992 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated September 30, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-259733).

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on February 14, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on NYSE under the symbol “SPIR.” Our public warrants are traded on the NYSE under the symbol “SPIR.WS” and, after resale, our private placement warrants will also trade under the same ticker symbol as the public warrants. On February 11, 2022, the last quoted sale price for our Class A common stock as reported on NYSE was $3.25 and the last reported sale price of our public warrants was $0.41.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of the Prospectus.

You should rely only on the information contained in the Prospectus and this prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 14, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2021

SPIRE GLOBAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39493	85-1276957
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8000 Towers Crescent Drive, Suite 1100 Vienna, Virginia		22182
(Address of Principal Executive Offices)		(Zip Code)

(202) 301-5127

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-K is filed by Spire Global, Inc., a Delaware corporation (the “Company” or “Spire”), to provide the financial statements required by Item 9.01(a)(1) and the pro forma financial information required by Item 9.01(b)(1) of Form 8-K related to the completion of the acquisition of exactEarth Ltd., a Canadian corporation (“exactEarth”) previously reported in the Current Report on Form 8-K (File No. 001-39493) filed with the Securities and Exchange Commission on November 30, 2021. The pro forma financial information gives effect to certain pro forma events related to the acquisition and has been presented for informational purposes only. It does not purport to project the future financial position or operating results of the Company following the acquisition.

2

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

Attached as Exhibit 99.1 are the following financial statements as required by Item 9.01(a) of Form 8-K:

•	Audited Consolidated Financial Statements of exactEarth as of and for the year ended October 31, 2020

•	Unaudited Condensed Consolidated Interim Financial Statements of exactEarth as of and for the three and nine months ended July 31, 2021

(b) Pro Forma Financial Information.

The following unaudited pro forma condensed combined financial information of the Company, giving effect to the acquisition of exactEarth, is included in Exhibit 99.2 hereto as required by Item 9.01(b) of Form 8-K:

•	Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2020 and nine months ended September 30, 2021

•	Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021

•	Notes to Unaudited Pro Forma Condensed Combined Financial Information

(d) Exhibits.

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.

99.1	Audited October 31, 2020 Consolidated Financial Statements of exactEarth Ltd. and Unaudited Condensed Consolidated Interim Financial Statements of exactEarth Ltd. for the three and nine months ended July 31, 2021.

99.2	Unaudited Pro Forma Condensed Combined Financial Information of Spire Global, Inc.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2022

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer

4

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements No. 333-259733 and No. 333-261186 of Spire Global, Inc., of our report dated February 10, 2022 with respect to the consolidated financial statements of exactEarth Ltd. (the “Company”) as at and for the year ended October 31, 2020, appearing in this Current Report on Form 8-K/A of Spire Global, Inc.

/s/ Ernst & Young LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 14, 2022 1

Exhibit 99.1

Independent auditor’s report

To the Board of Directors of

exactEarthTM Ltd.

We have audited the consolidated financial statements of exactEarthTM Ltd. [and subsidiaries] [collectively, the “Company”], which comprise the consolidated statement of financial position as of October 31, 2020 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of exactEarthTM Ltd. [and subsidiaries] at October 31, 2020, and the consolidated results of their operations and their cash flows for the year then ended in conformity with IFRS as issued by the IASB.

Adoption of new accounting standards

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for leases in 2020 due to the adoption of IFRS 16, Leases. Our opinion is not modified with respect to this matter.

Unaudited 2019 consolidated financial statements

The accompanying consolidated financial statements for 2019 were not audited by Ernst & Young LLP and, accordingly, we do not express an opinion on them.

/s/ Ernst & Young LLP

Toronto, Canada	Chartered Professional Accountants
February 10, 2022	Licensed Public Accountants

exactEarthTM Ltd.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

		As at October 31, 2020	As at October 31, 2019 (unaudited)
		$	$
ASSETS
Current assets
Cash and cash equivalents		7,423	10,188
Short-term investments	(note 9)	29	49
Accounts receivable	(notes 4 and 9)	3,215	3,073
Unbilled revenue	(note 16)	1,698	1,151
Prepaid expenses		392	448
Other current assets	(note 16)	359	209

Total current assets		13,116	15,118
Property, plant and equipment	(notes 3, 6, 8, and 17)	5,272	4,398
Intangible assets	(notes 7 and 17)	1,286	1,538
Other long-term assets	(note 17)	566	366

Total assets		20,240	21,420

LIABILITIES & SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	(notes 3, 8, 9, 15 and 16)	6,402	4,840
Deferred revenue	(note 16)	2,548	2,501
Loans payable - current	(notes 9 and 15)	—	202

Total current liabilities		8,950	7,543

Loans payable	(notes 4, 9 and 15)	11,131	10,089
Long-term incentive plan liability	(notes 9 and 11)	1,124	203
Other long-term liabilities	(notes 3, 8, 9, 15 and 16)	1,660	1,466

Total liabilities		22,865	19,301

Shareholders’ equity (deficiency)
Share capital	(note 11)	123,923	123,823
Contributed surplus	(note 11)	4,956	4,647
Accumulated other comprehensive loss		(155)	(113)
Deficit		(131,349)	(126,238)

Total shareholders’ equity (deficiency)		(2,625)	2,119

Total liabilities and shareholders’ equity		20,240	21,420

See accompanying notes

exactEarthTM Ltd.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(in thousands of Canadian dollars)

For the year ended October 31, 2020		Total	Deficit	Accumulated Other Comprehensive Loss	Share Capital	Contributed Surplus
		$	$	$	$	$
Balance at October 31, 2019		2,119	(126,238)	(113)	123,823	4,647
Stock-based compensation expense	(note 11)	167	—	—	—	167
Restricted share unit expense	(note 11)	242	—	—	—	242
Issuance of common shares	(note 11)	—	—	—	100	(100)
Comprehensive loss		(5,153)	(5,111)	(42)	—	—

Balance at October 31, 2020		(2,625)	(131,349)	(155)	123,923	4,956

For the year ended October 31, 2019 (unaudited)
Balance at October 31, 2018		7,207	(118,027)	(11)	123,794	1,451
Impact of change in accounting policy		272	272	—	—	—

Adjusted balance at October 31, 2018		7,479	(117,755)	(11)	123,794	1,451
Stock-based compensation expense	(note 11)	96	—	—	—	96
Restricted share unit expense	(note 11)	212	—	—	—	212
Convertible debenture	(note 9)	2,917	—	—	—	2,917
Issuance of common shares	(note 11)	—	—	—	29	(29)
Comprehensive loss		(8,585)	(8,483)	(102)	—	—

Balance at October 31, 2019		2,119	(126,238)	(113)	123,823	4,647

See accompanying notes

exactEarthTM Ltd.

Consolidated Statements of Loss and Comprehensive Loss

(in thousands of Canadian dollars except for per share figures)

		Year ended
		October 31,	October 31,
		2020	2019
			(unaudited)
		$	$
Revenue	(notes 16 and 17)	19,135	15,197
Cost of revenue	(notes 4 and 14)	10,902	13,019

Gross profit		8,233	2,178
Selling, general and administrative	(notes 8, 9 and 14)	8,578	7,709
Product development and research and development	(note 14)	895	840
Depreciation and amortization	(notes 3, 6, 7 and 8)	847	759
Loss on disposal and impairment	(notes 6 and 7)	883	—

Loss from operations		(2,970)	(7,130)

Other expenses
Foreign exchange (gain) loss		(173)	49
Share of equity investment loss	(note 5)	450	—
Interest income		(82)	(224)
Interest expense	(notes 3, 4, 8 and 9)	1,798	1,407

Total other expenses		1,993	1,232
Income tax expense	(note 13)	148	121

Net loss		(5,111)	(8,483)
Other comprehensive loss
Item that may be subsequently reclassified to net loss:
Foreign currency translation, net of income tax expense of nil		(42)	(102)

Total other comprehensive loss		(42)	(102)

Comprehensive loss		(5,153)	(8,585)

See accompanying notes

exactEarthTM Ltd.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

		Year ended
		October 31, 2020	October 31, 2019 (unaudited)
		$	$
Operating activities
Net loss		(5,111)	(8,483)
Add (deduct) items not involving cash
Non-cash interest	(notes 4 and 9)	565	354
Depreciation and amortization	(notes 3, 6, 7 and 8)	847	759
Loss on disposal and impairment	(notes 6 and 7)	883	—
Share of equity investment loss	(note 5)	450	—
Operating grant recognized on SIF loan	(note 4)	(705)	(1,363)
Long-term incentive plan expense	(note 11)	1,250	323
Stock-based compensation	(note 11)	167	96
Net change in non-cash balances		(498)	2,046
Other operating cash flows
Technology demonstration program funding received	(note 4)	—	26
Settlement of share units	(note 11)	—	(63)

Cash flows used in operating activities		(2,152)	(6,305)

Investing activities
Acquisition of property, plant and equipment	(note 6)	(1,905)	(1,190)
Reimbursement of acquisition costs of property, plant and equipment	(note 6)	331	347
Net change in non-cash working capital related to investing activities	(note 5)	(450)	—
Acquisition of intangible assets	(note 7)	—	(10)

Cash flows used in investing activities		(2,024)	(853)

Financing activities
Government loan repayment	(notes 4 and 9)	(205)	(452)
Government loan advance	(notes 4 and 9)	1,647	1,222
Payment of principal portion of lease obligations	(note 8)	(147)	—
Convertible debenture advance	(note 9)	—	13,000
Convertible debenture issue costs	(note 9)	—	(1,146)

Cash flows from financing activities		1,295	12,624

Effect of exchange rate changes on cash		116	(52)
Net (decrease) increase in cash		(2,765)	5,414
Cash, beginning of the year		10,188	4,774

Cash, end of the year		7,423	10,188

Supplemental cash flow information
Interest paid		403	195

Interest received		33	185

Income taxes paid		148	121

See accompanying notes

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

1. DESCRIPTION OF THE BUSINESS

Founded in 2009, exactEarth™ Ltd. (the “Company” or “exactEarth”) is a provider of space-based maritime tracking data from its satellites. exactEarth leverages advanced microsatellite technology to deliver monitoring solutions. The Company is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto Stock Exchange. The Company’s head office is located at 260 Holiday Inn Drive, Cambridge, Ontario, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

These Consolidated Financial Statements present the Company’s results of operations and financial position as at and for the year ended October 31, 2020, including the comparative period, under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These Consolidated Financial Statements were authorized for issuance by the Board of Directors of the Company on February 10, 2022.

b) Basis of presentation

These Consolidated Financial Statements include the accounts of the Company and its subsidiary with intercompany transactions and balances eliminated. The Company has two divisions, one in Cambridge, Ontario, Canada, and one in Harwell, United Kingdom.

These Consolidated Financial Statements are presented in Canadian dollars (“CAD”), which is the Company’s functional currency, and have been prepared on a historical cost basis, except for the revaluation of certain financial assets and financial liabilities to fair value.

The Company has experienced operating losses resulting in a reduction of ongoing operating cash flows. Management has assessed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Management applied significant judgment in arriving at this conclusion including:

•	The amount of new sales orders and total revenue to be generated to provide sufficient cash flows to continue to fund operations and other committed expenditures;

•	The timing of generating those new sales and the timing of the related cash flows;

•	The assessment of potentially discretionary expenditures that could be delayed in order to manage cash flows.

Given the judgement involved, actual results may lead to a materially different outcome.

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. COVID-19 has caused an unprecedented global health and economic crisis. The situation continues to rapidly evolve, resulting in governments worldwide implementing emergency measures including travel bans, self-imposed quarantine periods, lockdowns, and physical distancing. COVID-19’s impact on global markets has been significant through October and subsequent to the date of the Consolidated Financial Statements. The Company has reviewed the estimates, judgements and assumptions used in the preparation of the Consolidated Financial Statements, however the duration and magnitude of COVID-19’s effects on the global economy remains uncertain at this time. The Company has expected credit loss (“ECL”) related to a distributor in China that has been impacted by COVID-19, therefore becoming a credit risk. Employees of the Company have been working remotely from their homes. Otherwise, as at the date of these statements, there has not been any impact on the Company’s operations as a result of COVID-19. The Company will continue to closely monitor the potential impact of COVID-19 on its business and operations.

There are uncertainties related to COVID-19 that will persist beyond year-end. Some of the Company’s clients and customers may be experiencing significant pressures on their operations, which could lead to credit losses and reductions in business in future periods. These uncertainties may include interruptions in the supply chain, unavailability of personnel, closure of facilities and a reduction in sales, earnings, and productivity.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

c) Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and short-term investments that mature within 90 days from the date of acquisition. Short-term investments are carried at their fair values.

d) Short-term investments

Short-term investments consist of investments that mature greater than 90 days from the date of acquisition. Short-term investments are carried at their fair values.

e) Property, plant and equipment

Property, plant and equipment (“PP&E”) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the PP&E and borrowing costs for eligible long-term construction projects. When significant parts of an item of PP&E are required to be replaced at intervals, the Company derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the PP&E as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statements of Loss and Comprehensive Loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Lease asset and leasehold improvements	Lease term
Satellites	Ten years
Electrical equipment	Ten years
Computer hardware	Three to five years
Furniture and fixtures	Three to five years

An item of PP&E and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from their use or eventual disposition. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Statements of Loss and Comprehensive Loss when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

f) Intangible assets

Finite-life intangible assets are valued at cost less accumulated amortization and accumulated impairment losses, if any, and which is provided at rates sufficient to write off the costs over the estimated useful lives of the assets, using the straight-line method as follows:

Computer software not integral to the hardware on which it operates	Three to ten years
Internally developed technology	Seven to eighteen years
Data rights	Ten years
Technology licences	Seven years

Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least as at the end of each reporting period. Changes in the expected useful life, or the expected pattern of consumption of future economic benefits embodied in the asset, are accounted for by changing the amortization

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

period or method, as appropriate, and are treated prospectively as a change in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Loss and Comprehensive Loss in depreciation and amortization expense.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Loss and Comprehensive Loss when the asset is derecognized.

Costs that are directly attributable to the development and testing of identifiable and unique internally developed technology controlled by the Company are recognized as intangible assets when the criteria specified in International Accounting Standards (“IAS”) 38, Intangible Assets (“IAS 38”) are met. Capitalized costs include employee costs for staff directly involved in technology development and other expenditures directly related to the project.

Research and development expenditures

Research costs are expensed as incurred. Development expenditures on an individual project, are recognized as an intangible asset only when they have met the conditions of IAS 38. Investment tax credits (“ITCs”) reduce research and development expense and/or intangible assets in the same period in which the related expenditures are charged to income or capitalized provided there is reasonable assurance the benefit will be realized. Otherwise, the incentives are recorded when the benefit is expected to be realized.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Research and development costs that are funded by the Company are presented separately on the Consolidated Statements of Loss and Comprehensive Loss. Government grants, ITCs, and other funding for research activity are presented as a reduction of the related expense or intangible asset.

g) Impairment of long-lived assets

The Company assesses as at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”), and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets in which case the assessment is made at the cash-generating unit (“CGU”) level. A CGU is the smallest identifiable group of assets that generate cash flows that are largely independent of cash inflows from other assets or groups of assets. The Company is currently assessed as a single CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Given the Company is a single CGU, the market capitalization of the Company is a relevant measure of FVLCS.

h) Leases

At the inception of a contract, the Company determines whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in the exchange for consideration. The Company recognizes a right-of-use asset (“ROU asset”) and a lease liability on the commencement date of the lease.

Right-of-use asset

ROU assets are initially measured at cost, which is comprised of the initial amount of the lease liability, and any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset or site on which it is located, less any lease payments made at or before the commencement date. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, a recognized ROU asset is depreciated using straight-line method over the shorter of its estimated useful life or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. The lease payments also include the exercise prices of purchase options reasonably certain to be exercised by the Company and payment of penalties for termination of a lease. Each lease payment is allocated between the repayment of the principal portion of the lease liability and the interest portion. The finance cost is charged interest expense in the consolidated statement of loss and comprehensive loss over the lease period. Payments associated with short-term leases (lease term of 12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in the Consolidated Statement of Loss and Comprehensive Loss as permitted by IFRS 16, Leases (“IFRS 16”).

The carrying amount of the lease liability is remeasured if there is a modification resulting in a change in the lease term, a change in the future lease payments, or a change in the Company’s estimate of whether it will exercise a purchase, extension or termination option. If the lease liability is remeasured, a corresponding adjustment is made to the ROU asset.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement. The Company applied this practical expedient.

Determining the lease term of contracts with renewal or termination options

The lease term includes the non-cancellable term of the lease including extension and termination options if the Company is reasonably certain to exercise the option. The Company applies judgement in evaluating whether it is reasonably certain to exercise the options. All relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the Company reassesses the lease term if there is a significant event or a change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option.

i) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur.

j) Income taxes

Current income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income. Current income taxes related to items recognized directly in equity are recognized in equity and not in the Consolidated Statements of Loss and Comprehensive Loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred taxes are provided using the liability method on temporary differences as at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the reporting date.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Deferred taxes are recognized for all taxable temporary differences, except in specific circumstances outlined in IAS 12, Income Taxes (“IAS 12”).

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except in specific circumstances outlined in IAS 12.

The carrying amount of deferred tax assets is reviewed as at each reporting date and reduced to the extent that it is no longer probable that all or part of the deferred tax asset will be utilized.

Unrecognized deferred tax assets are reassessed as at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances existing at the acquisition date changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

Revenue, expenses and assets are recognized net of the amount of sales tax, except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. Trade accounts receivable or accounts payable and accrued liabilities are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of trade accounts receivable or accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

Uncertainty Over Income Tax Treatments

IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”) clarifies the application of the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments that have yet to be accepted by tax authorities. The application of IFRIC 23 had no impact on the Company’s consolidated financial statements for the year ended October 31, 2020.

k) Revenue recognition

Revenue is recognized through the application of the following steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as the Company satisfies a performance obligation. The Company assesses its revenue contracts against specific criteria in order to determine if it is acting as principal or agent.

A contract exists with a customer when both parties have approved the contract, commitments to performance and rights of each party (including payment terms) are identified, the contract has commercial substance and collection of substantially all consideration is probable for goods and services that are transferred.

Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other available resources, and are distinct in the context of the contract, whereby the transfer of the good or service is separately identifiable from other promises in the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation.

The transaction price is determined based on the consideration the Company expects to be entitled to in exchange for transferring promised goods and services to the customer, excluding amounts collected on behalf of third parties such as sales taxes. Determining the allocation of transaction price requires significant judgment. Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on the estimated stand-alone selling prices (“SSP”). To the extent the transaction price includes variable consideration, the Company

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

estimates the amount of variable consideration and includes the estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s best judgment based on the information available at the time.

Control of goods and services can be transferred at a point in time or over time. Control is the ability to direct the use of, and obtain the benefits from, an asset. The method and timing of transfer of control determines whether to recognize revenue at a point in time for each performance obligation or whether to use a measure of progress toward completion to recognize revenue over time.

The majority of revenue is derived from the sale of subscription services such as data subscriptions and software as a service. Customers simultaneously receive and consume subscription services; therefore, performance obligations are satisfied over time. Revenue is recognized upon delivery for data products such as archive data and custom reports, which are performance obligations satisfied at a point in time upon transfer of control. Other products and services include percentage of completion projects and sales of Class B transponders, which are recognized either as satisfied over time or at a point in time, depending on the nature of the transfer of control.

The Company may enter into contracts involving multiple performance obligations, such as products or services including data subscriptions and sales of historic archive data, Class B transponders and other data products. Consideration is allocated to the separate performance obligations based on estimates of SSP. The primary method used to estimate the SSP is consideration of sales of the products or services on a stand-alone basis, and the Company’s pricing policies.

Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are generated when contractual billing schedules differ from revenue recognition timing. Unbilled revenue is recorded in instances when revenue is recognized prior to invoicing, and amounts collected in advance of services being provided are recorded as deferred revenue.

Deferred contract costs

Deferred contract costs are amortized over the period of expected benefit. Estimating the costs to be deferred and the period of expected benefit is subjective and requires the use of management’s best judgments based on information available at that time. Changes in estimates are reflected in the period in which the circumstances that gave rise to the change occur. Contract costs are deferred if the costs are expected to be recoverable and if either of the following criteria are met:

•	The costs of obtaining the contract are incremental or explicitly chargeable to the customer; or

•

The fulfillment costs relate directly to the contact or an anticipated contract and generate or enhance the Company’s resources that will be used in satisfying the performance obligations in the future.

Deferred contract costs for the Company consist of sales commissions related directly to a contract.

Long-term fixed-price contracts

The Company occasionally provides goods and services to its customers under long-term, fixed-price contracts. The Company accounts for its revenue from fixed-price contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenue. Contract costs include direct labour and direct costs for subconsultants, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Estimating total costs is subjective and requires management’s best judgments based on the information available at that time. On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Losses on such contracts are accrued when the estimate of total costs indicates that a loss will be realized. Accruals are drawn down as loss contracts progress. Contract billings received in excess of recognized revenue are included in current liabilities as deferred revenue. Contract progress in excess of billings made is recognized in current assets as unbilled revenue.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

l) Fair value of data transferred in non-monetary transactions

During the year, the Company provided data processing services and access to software in exchange for satellite and ground station operating services and satellite capacity. The fair value of the services provided were recognized as revenue, determined based on the fair value of the goods or services received. When the fair value of the goods or services received cannot be measured reliably, revenue is determined based on comparable revenue transactions with third parties and the Company’s pricing methodology.

m) Foreign currency translation

A functional currency is the currency of the primary economic environment in which the entity operates and is normally the currency in which the entity generates and expends cash. Each entity that is part of the Company determines its own functional currency. Each entity’s financial statements are translated from their functional currency to CAD, which is the presentation currency of these Consolidated Financial Statements.

Transactions

Foreign currency transactions are initially recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange spot rate as at the reporting date. All differences are recorded in the Consolidated Statements of Loss and Comprehensive Loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

Translation

The assets and liabilities of foreign operations are translated into CAD at year-end exchange rates and their revenue and expense items are translated at exchange rates prevailing at the date of the transactions. The resulting exchange differences are recognized in other comprehensive loss. On disposal of a foreign operation, the foreign exchange in accumulated other comprehensive loss relating to that particular foreign operation is recognized in income in the Consolidated Statements of Loss and Comprehensive Loss.

n) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive the cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset, and the net amount is reported in the Consolidated Statements of Financial Position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. These are classified in current assets, except for the portion expected to be realized or paid beyond twelve months of the Consolidated Statements of Financial Position date, if any, which are classified as non-current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Company holds trade receivables with the objective of collecting contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Due to the short-term nature of current receivables, their carrying amount is considered to be the same as their fair value.

Other accounts receivable

Other accounts receivable are amounts due from the Strategic Innovation Fund (“SIF”) for claimed and unclaimed funding related to expenses incurred and paid prior to the Consolidated Statements of Financial Position date. After initial recognition, other accounts receivable are subsequently measured at amortized cost. These are classified as current assets since funding claims are expected to be realized or paid within twelve months of the Consolidated Statements of Financial Position date, if any, which are classified as non-current.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Due to the short-term nature of other accounts receivables, their carrying amount is considered to be the same as their fair value.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are unsecured and are usually paid within 30 to 60 days of recognition. The carrying amounts of accounts payable and accrued liabilities are considered to be the same as their fair values, due to their short-term nature. Accounts payable and accrued liabilities also include other payables. Accounts payable and accrued liabilities are recognized at the amount required to be paid less, when material, a discount to reduce accounts payable and accrued liabilities to fair value. Subsequently, accounts payable and accrued liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

The Company is not party to any derivative financial instruments.

Loans payable

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Non-interest-bearing loans and borrowings are measured at fair value using a market interest rate for a comparable instrument with a similar term. Gains and losses are recognized in the Consolidated Statements of Loss and Comprehensive Loss when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statements of Loss and Comprehensive Loss.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring or an amount due to the Company on terms that the Company would not otherwise consider, or indications that a debtor or issuer will enter bankruptcy. Trade receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

The Company applies the IFRS 9, Financial Instruments (“IFRS 9”) simplified approach to measuring ECL, which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables, unbilled receivables, and other assets, have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on payment profiles of sales over prior periods and the corresponding historical credit losses experienced during this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle receivables.

Impairment losses on financial assets are measured at amortized cost and are calculated as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and recorded as ECL against the related asset. When a subsequent event causes the impairment loss to decrease, the decrease is reversed through profit or loss.

o) Convertible debentures

IAS 32, Financial Instruments: Presentation, requires the issuer of a non-derivative financial instrument to evaluate the terms of the financial instrument to determine whether it contains both a liability and an equity component. This evaluation is based on the contractual terms of the financial instrument, the substance of the arrangement and the definition of a financial liability, financial asset, and an equity instrument. If such components are identified, they must be accounted for separately as financial liabilities, financial assets, or equity.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

The liability component of the Company’s convertible debentures is measured at the fair value of a similar liability that does not have an associated equity conversion feature. The equity component is allocated the residual difference between the difference between the fair value of the compound instrument (total issue proceeds) and the liability component. The equity component is credited directly to equity and is not subsequently remeasured nor reclassified to profit or loss.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or liability and includes fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers, and dealers.

The initial carrying amount of the Company’s convertible debentures is adjusted for transaction costs. Transaction costs related to the liability component are included in the calculation of the amortized cost using the effective interest rate method and are included in interest expense recognized over the life of the instrument. Transaction costs allocated to the equity component are offset against the amount recognized in equity.

p) Government assistance

Government assistance is periodically received in the form of grants, loans, or ITCs (see Research and development expenditures) that may be repayable at a rate based on future company performance. Government assistance with predetermined repayment requirements or conditional criteria is recorded as a liability when received or until the conditions are satisfied. If no predetermined repayment requirements exist, the assistance is treated as a reduction in the cost of the related item.

Interest-free government loans are measured at amortized cost using the effective interest rate method. The interest rate used is based on the market rate for a comparable instrument with a similar term. The difference between the fair value at inception and the loan proceeds received is recorded as a government grant. The grant portion is split between operating costs and capital costs based on the costs to which the loan relates. The grant related to capital is recognized as a reduction to the carrying amount of an eligible asset and is realized over the life of the asset as reduced amortization expense. The grant related to operating expenses is recognized in cost of revenue.

q) Stock-based compensation and Employee Share Purchase Plan (“ESPP”)

Long-term incentive plan

The Company has established a long-term incentive plan (“LTIP”) for executives and certain employees. Under the terms of this plan, participants are eligible to receive incentive remuneration in the form of stock options and Restricted Share Units (“RSUs”).

Stock options

The Company recognizes compensation cost for all stock options granted to employees under the exactEarth stock option plan. exactEarth measures at fair value all stock options issued to employees or directors. The option exercise price is the share price of the Company’s common shares at the date of the grant. IFRS 2, Share-based Payments (“IFRS 2”), requires that the Company record these amounts as contributed surplus. The fair value of the direct grants of stock is determined by the quoted market price of the Company’s stock at the time of the award and the fair value of stock options is determined using the Black-Scholes option pricing model. The fair value of awards at the date of grant is recorded as an expense in these Consolidated Financial Statements and is recognized over the vesting period based on the number of options expected to vest. When options are exercised, they are settled with shares.

Share Unit Plan

RSUs are time-based and will vest on a cliff or graded basis, depending on the type of RSU. Type one RSUs cliff vested three years after the grant date. Type two RSUs vested on a graded basis at 25% one year after the grant date and 75% two years after the grant date. Type three RSUs vested on a graded basis of 50% at two and three years after the

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

grant date. Type four RSUs vest on a graded basis of 33.3% at three, four and five years after the grant date. 2019 and 2020 RSUs vest on a graded basis of 40%, 30% and 30% at one, two and three years after the grant date. Each RSU, once vested, entitles the holder to receive one common share of the Company, settled in shares or cash at the discretion of the Company.

The Company amended the Share Unit Plan as of April 26, 2018, and now intends to equity settle the RSUs to satisfy obligations under the LTIP plan. The estimated value of the RSUs is recognized as compensation expense over the vesting period based on the grant date value of the Company’s shares and the time elapsed during the vesting period and is presented as contributed surplus.

Deferred Share Unit Plan

The Company has adopted a Deferred Share Unit (“DSU”) Plan for non-employee directors. Directors are required to receive a portion of their annual compensation in the form of DSUs and can elect to increase the percentage paid in DSUs. The DSUs vest over the quarterly service period for the director after the grant date and will be settled upon the director’s retirement from the Board of Directors.

Each DSU entitles the holder to receive either cash, based on the share value at the time of settlement, or one common share of the Company. The estimated value of the DSUs is recognized as compensation expense over the vesting period based on the market value of the Company’s shares at the end of each period and the time elapsed during the vesting period and is presented as a liability in the Consolidated Statements of Financial Position.

ESPP

The Company implemented the ESPP during the quarter ended July 31, 2016. The ESPP offers employees the option of contributing between 1% and 10% of their gross salary towards the purchase of common shares of the Company. The Company will issue one share for every four shares that employees purchase during the ESPP year, which runs from March 1 to February 28. The Company’s matching contribution will be issued to the employee contingent upon the employee remaining employed by the Company on the last day of the ESPP year. The fair values on the date that the employees commit to purchase shares are used to determine the applicable compensation expense to the Company. The compensation expense is recognized over the period from the date the employee acquires the shares to the date the Company matching shares are issued to the employee. The accumulated amount of ESPP expense charged to income, but not yet issued, is included in contributed surplus.

r) Employee future benefit plan

Defined contribution pension plan

The Company sponsors a defined contribution pension plan for certain of its employees. The cost of providing benefits through the defined contribution pension plan is charged to income in the period in which the contributions become payable.

s) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Consolidated Statements of Loss and Comprehensive Loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

t) Critical judgments and estimates

The preparation of the Company’s Consolidated Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

The key assumptions concerning the future and other key sources of estimation uncertainty as at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company bases its assumptions and estimates on parameters available when the Consolidated Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market fluctuations or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

The following are the critical judgments, estimates and assumptions that have been made in applying the Company’s accounting policies:

Forecasted cash flow

The Company uses a forecasted cash flow to assess the Company’s ability to continue as a going concern. Significant judgment is required to forecast the amount of new sales orders and total revenue and the timing of the related cash flows.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts using the simplified ECL model. The Company ECL model uses a provision matrix to apply historical loss rates to outstanding receivable balances. Judgement is required in determining the grouping of receivables based on shared credit risk characteristics as well as determining historical loss rates which are reflective of future economic conditions.

Fair value of financial liabilities

The fair values of long-term loans are calculated using discounted cash flows with a discount rate indicative of the Company’s borrowing rate when the funding is received. The discount rate uses Level II inputs, based on observable market data.

Impairment

The recoverable amount for intangible assets and PP&E is based on FVLCS, estimated using market capitalization.

Share-based payments

Share-based payment expense is measured based on the grant date Black-Scholes option pricing model for stock options.

Revenue recognition and contracts in progress

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Judgement is required to determine whether a contract contains a significant financing component and the discount rate to be applied when adjusting the promised consideration for the significant financing component.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimated SSP. Judgment is required to determine the SSP for each distinct performance obligation. The Company’s products and services often have observable SSP when the Company sells a promised product or service separately to similar customers. A contractually stated price or list price for a good or service may be the SSP of that good or service. However, in instances where SSP is not directly observable, the Company determines the SSP by maximizing observable inputs and using an approach using information that may include market conditions and other inputs from the Company’s pricing team, including historical SSP.

Changes in estimates are reflected in the period in which the circumstances that give rise to the change become known and affect the Company’s revenue, unbilled receivables, contract assets, and deferred revenue.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Revenue on fixed-price contracts with performance obligations satisfied over time is recognized on a percentage of completion basis. In applying the accounting policy to fixed-price contracts, judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed as at each reporting period and by their nature may give rise to income volatility. To estimate income (loss) on completion, the Company takes into account factors inherent to the contract by using historical and/or forecast data. When total contract costs are likely to exceed total contract revenue, the expected loss is recognized immediately and recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position. The accrual is drawn down over the completion of the contract using the percentage of completion method.

3. CHANGES TO ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The Company has adopted the new and amended IFRS as listed below as at November 1, 2019, in accordance with the transitional provisions outlined in the respective standards.

NEW STANDARDS ADOPTED

IFRS 16

The Company adopted IFRS 16 using the modified retrospective approach and the information presented for the 2019 reporting period has not been restated.

IFRS 16 removes the distinction between operating and finance leases and requires the recognition of a ROU asset and a lease liability at the lease commencement for all leases, except for short-term leases (lease term of twelve months or less) and low value leases.

A lease that was classified as operating under IAS 17, Leases was measured at the present value of remaining lease payments discounted at the Company’s incremental borrowing rate of 5% as at November 1, 2019. The ROU asset and lease liabilities relate to a lease of real estate property. In applying IFRS 16, the Company recognized the following:

•	a ROU asset and lease liability in the Consolidated Statement of Financial Position, measured at the present value of future lease payments;

•	the ROU asset is reported in Property, plant and equipment;

•	the current portion of the lease liability is reported in Accounts payable and accrued liabilities and the non-current portion is reported in Other long-term liabilities;

•

depreciation of a ROU asset on a straight-line basis, reported in Depreciation and amortization, and interest on the lease liability, reported in Interest expense, in the Consolidated Statements of Loss and Comprehensive Loss; and

•	the principal portion (presented in financing activities) and interest portion (presented within operating activities) of lease payments in the Consolidated Statements of Cash Flows.

The Company used the following practical expedients permitted by the standard:

•	Applied the standard only to contracts that were previously identified as leases under IAS 17 at the date of initial application;

•	Applied the recognition exemptions for low-value leases and leases that end within twelve months at the date of application; and

•	Included non-lease component for property management and operating fees in the lease payments.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

On transition to IFRS 16 on November 1, 2019, the Company recognized ROU assets of $369 and lease liabilities of $355. The impact of adoption of IFRS 16 on the Consolidated Financial Statements is as follows:

Consolidated Statements of Financial Position as at October 31, 2020:	Before IFRS 16	Increases (Decreases)	As Reported
Property, plant and equipment	$5,056	$216	$5,272
Accounts payable and accrued liabilities	6,248	154	6,402
Other long-term liabilities	1,607	53	1,660

Consolidated Statements of Loss and Comprehensive Loss for the year ended October 31, 2020:	Before IFRS 16	Increases (Decreases)	As Reported
Cost of revenue	11,031	(129)	10,902
Selling, general and administrative	8,610	(32)	8,578
Depreciation and amortization	694	153	847
Interest expense	1,785	13	1,798

Net loss	(5,106)	5	(5,111)

At October 31, 2019, the minimum operating lease obligations of the Company were $250 as presented in the 2019 unaudited consolidated financial statements. The difference between the lease liabilities of $355 at November 1, 2019 and the minimum lease obligations disclosed at October 31, 2019 was mainly due to: (i) the impact of discounting the remaining lease payments; (ii) the exclusion of short-term leases and leases of low-value assets; (iii) assumptions made on probability of exercising early termination or renewal options.

IFRIC 23

IFRIC 23 provides guidance when there is uncertainty over income tax treatments including (but not limited to) whether uncertain tax treatments should be considered separately; assumptions made about the examination of tax treatments by tax authorities; the determination of taxable profit, tax bases, unused tax losses, unused tax credits and tax rates; and the impact of changes in facts and circumstances. The new interpretation is effective for annual periods beginning on or after January 1, 2019. There were no adjustments related to the adoption of IFRIC 23 in the October 31, 2020 Consolidated Financial Statements.

AMENDMENTS ISSUED BUT NOT YET EFFECTIVE

In 2021 the IASB issued amendments to the following standards, which are effective for annual periods beginning on or after January 1, 2023. Early application is permitted.

•	Amendments to IAS 1, Presentation of Financial Statements, clarifying the requirements for classifying liabilities as current or non-current;

•

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, clarifying the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous;

•	Amendments to IAS 8 – Definition of Accounting Estimates to help entities distinguish changes in accounting estimates from changes in accounting policies;

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies, providing guidance and examples to help entities apply materiality judgements to accounting policy disclosures;

•

Amendments to IAS 12 Income Taxes – Deferred tax related to assets and liabilities arising from a single transaction, clarifying that the initial recognition exception does not apply to transactions such as leases and decommissioning obligations, where equal amounts of deductible and taxable temporary differences arise on initial recognition. It is a matter of judgment whether payments that settle a liability are deductions attributable (for tax purposes) to the liability (and interest expense) or to the related asset component (and interest expense).

The Company is currently assessing the potential impact of these amendments.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

4. GOVERNMENT ASSISTANCE

Strategic Innovation Fund Loan

On October 18, 2018, exactEarth signed a loan agreement with the SIF. Under this agreement, exactEarth is eligible to receive funding for certain expenditures incurred from February 13, 2018 to February 12, 2021 to a maximum of $7,206. The loan is repayable in 15 annual payments beginning February 28, 2024. The repayment values are dependent upon a calculated Performance Factor based on performance in fiscal 2023, which is used to calculate a Repayment Rate. The Repayment Rate is applied to annual Gross Business Revenue for the payment in February of the subsequent years. Total repayments cannot exceed a maximum of 1.3 times the cash received, including interest. The implied interest rate if maximum repayments are required, assuming equal payments over 15 years, is 2.86%.

During the year ended October 31, 2020, $1,647 in loan advances were received (October 31, 2019 (unaudited) – $1,222). An additional receivable of $752 (October 31, 2019 (unaudited) – $881) was recorded in accounts receivable for funding related to eligible expenditures incurred prior to October 31, 2020.

The SIF loan is measured initially at fair value, and subsequently measured at amortized cost using the effective interest rate method. An interest rate of 14% was used based on the market interest rate for a comparable instrument with a similar term when the funding was received.

The difference between the fair value at inception and the loan proceeds received is recorded as a government grant, which is recognized as an operating grant or a capital grant based on the relative proportion of eligible expenditures incurred. The capital grant is recorded as a reduction in the cost of the related asset and amortized to income over the life of the asset.

Recognized in the Consolidated Statements of Financial Position as at:	October 31, 2020	October 31, 2019 (unaudited)
Loans payable	$1,442	$878
Accounts receivable	752	881
Property, plant and equipment – net capital grant	509	172

The amounts recognized in respect of the SIF loan for the year ended October 31 are as follows:

Recognized in the Consolidated Statements of Loss and Comprehensive Loss as follows:	2020	2019 (unaudited)
Cost of revenue – operating grant	$(705)	$(1,363)
Interest expense	134	67
Reduction of amortization expense	(46)	(27)

Net impact	$(617)	$(1,323)

Federal Development Agency Loan

On November 16, 2012, exactEarth signed an interest-free loan agreement with the Federal Development Agency for Southern Ontario (“FED DEV”). Under this agreement, exactEarth was eligible to receive interest-free repayable funding for certain expenditures incurred from May 6, 2011 to March 31, 2014 to a maximum of $2,491. The interest-free loan is repayable in 60 equal consecutive monthly instalments that began on April 1, 2015. During the year ended October 31, 2020, the Company made payments of $202 (October 31, 2019 (unaudited) – $452). The undiscounted amount payable related to the FED DEV loan is nil (October 31, 2019 (unaudited) – $205) (note 9).

The amounts recognized in respect of the FED DEV loan for the year ended October 31 are as follows:

Recognized in the Consolidated Statements of Loss and Comprehensive Loss as follows:	2020	2019 (unaudited)
Interest expense	$3	$33
Reduction of amortization expense	(4)	(10)

Net impact	$(1)	$23

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

South Africa Safety Initiative for Small Vessels (“OASIS”) Funding

In June 2019, the Company obtained funding for the Madagascar Safety Initiative for Small Vessels (“MSIS”) as part of the OASIS contract to fund the set-up of small vessel tracking operations in Madagascar. This funding is available to partially offset eligible project costs between June 2019 and March 2020. In the year ended October 31, 2020, the MSIS funding of $327 (October 31, 2019 (unaudited) – $234) was recognized as an offset to product development expense of $316 (October 31, 2019 (unaudited) – $238).

5. INVESTMENT

On November 10, 2015, the Company entered into a shareholder’s agreement, licence agreement and services agreement with Myriota Pty. Ltd. (“Myriota”). Myriota is located in Adelaide, Australia, and has a fiscal year ending June 30. The Company invested $2,000 Australian dollars (“AUD”) (CAD$1,894) and in-kind contributions in 2016 valued at AUD$400 in exchange for 32% ownership, options for further equity investment, and a licence to an advanced signal processing technology. This technology was developed at the University of South Australia in order to develop advanced terminals, infrastructure, and applications for the fast-growing Satellite Internet of Things (“SIoT”) focused on the location tracking and sensor data applications global market. The Company assessed the fair value of each component and allocated the full value of the investment to the licence based on a relative fair value calculation. The fair value of the technology was assessed using a discounted cash flow method. The Company will pay a 3.5% royalty on revenue derived from the technology under licence. Services will be provided to Myriota in exchange for additional equity or for cash consideration. Management is expecting amortization of this licence to commence in late calendar 2021 when the development of the technology is incorporated into exactEarth’s product lines.

Myriota completed an AUD$20,000 Series A equity raise on March 26, 2018, and an AUD$28,000 Series B equity raise on April 6, 2020.

A portion of the proceeds from the sale of assets (note 6) was used to purchase Class A shares in Myriota on July 31, 2020 through a $450 non-cash transaction. The Company continues to have significant influence over Myriota and accounts for the investment using the equity method of accounting. The Company has determined that it has significant influence over Myriota based on its representation on the Board of Directors. Myriota has a history of financial losses, which were not recognized under the equity method, as they represented more than the investment’s value and the Company does not have a legal or constructive obligation to make payments on behalf of Myriota. Therefore, the Company’s share of losses from prior years has been recorded against the increase in investment as share of equity investment loss in the Consolidated Statements of Loss and Comprehensive Loss.

The Company’s ownership interest at October 31, 2020 is 13% (October 31, 2019 (unaudited) – 18%).

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

6. PROPERTY, PLANT AND EQUIPMENT

PP&E consist of the following:

Cost	ROU Lease Asset and Leasehold Improvements	Satellites	Electrical Equipment	Computer Hardware	Furniture and Fixtures	Total
at October 31, 2019 (unaudited)	$53	$59,345	$4,970	$3,906	$91	$68,365
Additions	—	2,868	—	265	—	3,133
IFRS 16 adoption	369	—	—	—	—	369
Disposals	—	(31,999)	(4,970)	(69)	—	(37,038)
Deductions	—	(618)	—	(95)	—	(713)

at October 31, 2020	$422	$29,596	$—	$4,007	$91	$34,116

Accumulated Depreciation	ROU Lease Asset and Leasehold Improvements	Satellites	Electrical Equipment	Computer Hardware	Furniture and Fixtures	Total
at October 31, 2019 (unaudited)	$49	$55,500	$4,717	$3,612	$89	$63,967
Depreciation expense	155	366	15	117	—	653
Disposals	—	(30,975)	(4,729)	(69)	—	(35,773)
Translation adjustment	—	—	(3)	—	—	(3)

at October 31, 2020	$204	$24,891	$—	$3,660	$89	$28,844

Net Book Value	ROU Lease Asset and Leasehold Improvements	Satellites	Electrical Equipment	Computer Hardware	Furniture and Fixtures	Total
at October 31, 2019 (unaudited)	$4	$3,845	$253	$294	$2	$4,398

at October 31, 2020	$218	$4,705	$—	$347	$2	$5,272

ROU lease asset and leasehold improvements includes a ROU lease asset with a cost of $369 and accumulated amortization of $153. Included in PP&E as at October 31, 2020, is $2,852 (October 31, 2019 (unaudited) – $611) related to a satellite that has not yet commenced being depreciated, as the asset is being commissioned and is not yet ready for use.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

On July 31, 2020, exactEarth sold four satellites from its first-generation constellation and its ground station assets to Myriota Canada Inc. (“Myriota Canada”), a wholly-owned subsidiary of Myriota, and a related party of the Company. Consideration of $600 was received, of which $150 was received in cash through a deposit in the year ended October 31, 2019. The remaining $450 was used to purchase preferred shares in Myriota (note 5) through a non-cash transaction.

The major classes of assets sold were as follows:

At October 31, 2020	Net Book Value	Proceeds less Costs to Sell	Loss on Disposal
Satellites	$1,025	$356	$669
Electrical equipment	240	84	156

Total assets	$1,265	$440	$825

During the year ended October 31, 2020, the Company recognized cost reimbursements of $383 (October 31, 2019 (unaudited) – $136) related to capital funding from the SIF loan for the purchase of computer hardware and costs related to a satellite under construction. The Company also earned cost reimbursements for assisting in the development of a satellite under construction in the year ended October 31, 2020 of $331 (October 31, 2019 (unaudited) – $91).

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

Cost	Computer Software	Internally Developed Technology	Technology Licences	Data Rights	Total
at October 31, 2019 (unaudited)	$3,795	$8,903	$2,715	$13,031	$28,444
Additions	—	—	—	—	—
Impairment	—	—	(665)	—	(665)

at October 31, 2020	$3,795	$8,903	$2,050	$13,031	$27,779

Accumulated Amortization	Computer Software	Internally Developed Technology	Technology Licences	Data Rights	Total
at October 31, 2019 (unaudited)	$3,770	$8,582	$2,479	$12,075	$26,906
Amortization expense	12	69	—	113	194
Impairment	—	—	(607)	—	(607)

at October 31, 2020	$3,782	$8,651	$1,872	$12,188	$26,493

Net Book Value	Computer Software	Internally Developed Technology	Technology Licences	Data Rights	Total
at October 31, 2019 (unaudited)	$25	$321	$236	$956	$1,538

at October 31, 2020	$13	$252	$178	$843	$1,286

Intangible assets that have not yet commenced amortization are technology licences of $179 (October 31, 2019 (unaudited) – $237).

During the year ended October 31, 2020, the Company assessed a technology licenses as obsolete and impaired the net book value of $58.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Significant individual assets included in the amounts above as at October 31, 2020 are as follows:

Description	Category	Carrying Amount	Remaining Amortization Period (Months)
De-collision software	Internally developed technology	$207	87
Myriota licence	Technology licence	$179	84
L3Harris data licence	Data rights	$842	88

The L3Harris Technologies, Inc. (“L3Harris”) data licence represents access to data from the full constellation of Iridium Next. As these satellites were put into service, they began amortizing on an individual satellite basis. The remaining amortization period is calculated based on the amortization taken to date as a percentage of the total expected amortization, applied to the useful life of the constellation. All of the Iridium Next satellites were in service as of February 2019.

8. LEASES

The ROU asset and lease liabilities relate to the lease of real estate property were measured at the present value of remaining lease payments discounted at the Company’s incremental borrowing rate of 5%, based on the market interest rate for a comparable instrument with a similar term, as at November 1, 2019.

	Right-of-use asset	Lease liabilities
Balance at November 1, 2019 (note 3)	$369	$355
Depreciation	(153)	—
Interest	—	13
Payments	—	(161)

Balance at October 31, 2020	$216	$207
Less: current portion		154

Long-term lease liability		$53

For the year ended October 31, 2020, the Company recognized expense related to low-value leases of $14 in Selling, general, and administrative expense.

The future minimum lease payments required under non-cancelable operating leases as of October 31, 2020 are due as follows:

For the years ending October 31
2021	$161
2022	$53
2023	$—
2024	$—
2025	$—
Thereafter	$—

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

9. LOANS PAYABLE, FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE

a) Loans payable

Loans payable comprise the following:

	October 31, 2020	October 31, 2019 (unaudited)
FED DEV loan (note 4)	$—	$202
SIF loan (note 4)	1,442	878
Convertible debentures	9,689	9,211

	$11,131	$10,291
Less: current portion of loans	—	202

Long-term loans payable	$11,131	$10,089

Principal repayments are due as follows:

For the years ending October 31
2021	$—
2022	$—
2023	$—
2024	$13,286
2025	$286
Thereafter	$4,474

b) Financial instruments

Fair values

For the Company’s cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short-term maturities.

FED DEV loan

The FED DEV loan has a carrying value as at October 31, 2020 of nil (October 31, 2019 (unaudited) – $202). The fair value of the FED DEV loan was calculated using discounted cash flows with a discount rate of 8% indicative of the Company’s borrowing rate when the funding was received. The fair value of the FED DEV loan using the Company’s current borrowing rate of 14% is nil (October 31, 2019 (unaudited) – $200).

SIF loan

The SIF loan has a carrying value as at October 31, 2020 of $1,442 (October 31, 2019 (unaudited) – $878), which approximates fair value. The fair value of the SIF loan was calculated using discounted cash flows with a discount rate of 14% indicative of the Company’s borrowing rate when the funding was received.

Convertible debentures

On December 13, 2018, the Company announced the private placement of 13,000 convertible debentures at a price of $1 per convertible debenture for gross proceeds of $13,000. Each convertible debenture is convertible into 2,000 common shares of the Company, being an effective conversion price of $0.50 at the option of the holder, at any time prior to the fifth anniversary of the closing date.

Holders of the convertible debentures are entitled to interest payments as follows: for the first two years following the closing date, interest of 9% (consisting of 3% to be paid in cash semi-annually in arrears and 6% to be accrued and payable at maturity); and for the following three years, interest of 8% (consisting of 4% to be paid in cash semi-annually in arrears and 4% to be accrued and payable at maturity).

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

In addition, the Company may elect, at its option, to redeem all or part of the convertible debentures at any time following the issue date at the redemption price set forth below plus accrued and unpaid interest, if redeemed during the calendar year:

Year	Percentage
2020	107.5%
2021	105.0%
2022	102.5%
2023	100.0%

The Company has the right to redeem the outstanding convertible debentures, commencing on the second anniversary of the closing date, if the volume weighted average price of the Company’s common shares for the preceding 20 trading days is at or above $1.00. The Company may elect to settle the redemption in common shares (at its discretion) at a per common share amount equal to the volume weighted average price for the preceding 20 trading days prior to the date of the notice of redemption.

The private placement resulted in net proceeds of $11,854 to the Company after deduction of $1,146 of expenses for the private placement and the strategic review process, including advisory, legal, listing, and other fees. The fair value of the liability component of the convertible debentures of $9,801 was calculated using discounted cash flows with a discount rate of 14% indicative of the Company’s borrowing rate when the funding was received. The balance of the proceeds of $3,199 is included as a component of contributed surplus in equity. Transaction costs of $864 have been allocated to the liability component and $282 was allocated to the equity component based on the allocation of the proceeds.

The convertible debentures have a carrying value of $9,689 at October 31, 2020 (October 31, 2019 (unaudited) – $9,211), which approximates fair value as the loan was recorded at fair value when the cash was received. In the year ended October 31, 2020, the Company recognized interest expense of $1,648 (October 31, 2019 (unaudited) –$1,307) including amortization of the deferred transaction costs, related to the convertible debentures.

Short-term investments

The Company holds one Guaranteed Investment Certificates totalling $29 (October 31, 2019 (unaudited) – two Guaranteed Investment Certificates totalling $49) from CIBC as collateral for a customer contract.

Foreign currency

As at October 31, 2020, approximately 45% of cash, 71% of accounts receivable and 44% of accounts payable and accrued liabilities are denominated in foreign currencies, respectively (October 31, 2019 (unaudited) – 28%, 55%, and 46%, respectively). These foreign currencies include the US dollar (“USD”), British pound (“GBP”) and euro (“EUR”).

The Company is exposed to foreign currency risk on the following cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in foreign currencies:

Currency	Cash	Accounts receivable	Accounts payable and accrued liabilities
USD	$1,510	$1,132	$774
GBP	£106	£43	£6
EUR	€718	€414	€1,126

Fair value hierarchy

The Company categorizes financial assets and liabilities recorded at fair value in the Consolidated Statements of Financial Position based on a fair value hierarchy. Fair values of assets and liabilities included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level II include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level III valuations are based on inputs that are not based on observable market data. The disclosure of the fair value of the debenture and SIF loan debt are considered to be a Level II measurement.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Foreign currency risk

Transaction exposure

The Company is exposed to foreign currency risk as a result of transactions in currencies other than its functional currency, the CAD. The majority of the Company’s revenue is transacted in USD. Portions of the revenue are denominated in EUR, GBP, and CAD. The majority of salaries, purchases, certain operating costs, and manufacturing overhead are incurred primarily in CAD.

Translation exposure

The Company’s foreign operation is exactEarth Europe. The assets and liabilities of the foreign operations are translated from GBP into CAD using the exchange rates in effect as at the dates of the Consolidated Statements of Financial Position. Unrealized translation gains and losses are recognized in other comprehensive (loss) income. The accumulated currency translation adjustments are recognized in income when there is a reduction in the net investment in the foreign operations.

Foreign currency risks arising from translation of assets and liabilities of foreign operations into the Company’s functional currency are generally not hedged.

The majority of the Company’s foreign currency risk resides with USD, GBP, and EUR transactions. To evaluate the sensitivity of net loss to potential changes in exchange rates, actual changes in exchange rates during the fiscal year were considered as an indicative range of potential changes in exchange rates as noted in the table below. The rates were entered into models that show the valuation impact to customer contracts, cash balances and foreign currency denominated monetary Consolidated Statements of Financial Position items.

Potential foreign currency impacts for the year ended October 31, 2020:

Currency	Change in exchange rate vs CAD	Increase (decrease) in net loss
USD	-1%	($35)
	-1%	$35
GBP	-1%	($12)
	-1%	$12
EUR	-1%	$45
	-1%	($45)

Potential foreign currency impacts for the year ended October 31, 2019 (unaudited):

Currency	Change in exchange rate vs CAD	Increase (decrease) in net loss
USD	+3%	$27
	-3%	($27)
GBP	+2%	($5)
	-2%	$5
EUR	+2%	$36
	-2%	($36)

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Interest rate risk

The Company’s risk exposure to market interest rates relates primarily to new financing or renewals of existing financing arrangements. The Company’s policy is to review its borrowing requirements on a continual basis and to enter into fixed or variable interest rate borrowing arrangements as required. The SIF loan is a non-interest bearing loan recorded at amortized cost. The convertible debentures are at a fixed interest rate. Therefore, the Company is not exposed to fluctuations in interest rates.

Credit risk

Credit risk arises from the inability of customers to discharge their obligation to the Company. If one or more customers were to delay, reduce or cancel orders, the overall orders of the Company may fluctuate and could adversely affect the Company’s operations and financial condition.

The maximum exposure to credit risk as at the Consolidated Statements of Financial Position dates is best represented by the carrying amount of the Company’s accounts receivable and unbilled revenue. The Company is exposed to credit risk from the potential default by counterparties that carry the Company’s cash and attempts to mitigate this risk by dealing only with large financial institutions with good credit ratings. All of the financial institutions the Company transacts with meet these qualifications.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. Accounts receivable are non-interest bearing and are generally on 30 to 60-day payment terms. Six customers comprise 58% of trade accounts receivable as at October 31, 2020 (October 31, 2019 (unaudited) – six customers comprised 50%).

Trade receivables as at October 31 were as follows:

Days overdue	2020	2019 (unaudited)
Current	$1,451	$1,071
1 – 30 days	260	678
31 – 60 days	408	72
61 – 90 days	2	6
Greater than 90 days	389	364

Total	$2,511	$2,191

The carrying amount of trade accounts receivable and unbilled revenue is reduced through the use of a lifetime ECL allowance. The ECL was calculated based on historical default patterns for grouped aged receivables. At October 31, 2020, an ECL of $83 (October 31, 2019 (unaudited) – $64) was recognized in the Consolidated Statements of Financial Position related to accounts receivable. The Company has recognized additional ECL of $300 related to unbilled revenue from a distributor in China that has been impacted by COVID-19. Bad debt expense of $355 was recognized in the Consolidated Statements of Loss and Comprehensive Loss within selling, general and administrative expenses for the ECL on trade accounts receivable and unbilled revenue, net of $27 of bad debt recovery from the year ended October 31, 2019. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts and trade accounts receivable. Subsequent recoveries of amounts previously written off are credited against selling, general and administrative expenses.

Liquidity risk

Liquidity risk is the Company’s ability to meet its financial obligations when they come due. The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of its financial assets (e.g., trade accounts receivable and other financial assets), liabilities (e.g., accounts payable and accrued liabilities and loans), and projected cash flows from operations. The Company’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Company’s bank, and purchase contracts. The Company’s policy is to ensure that adequate funding is available from operations, established lending facilities and other sources as required.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual payments.

October 31, 2020	< 3 Months	3 to 12 Months	1 to 5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$2,803	$2,650	$—	$—	$5,453
Commission payable	98	547	139	—	784
Lease payable	40	120	53	—	213
Convertible debenture	114	341	17,420	—	17,875
Government loans payable	—	—	572	4,474	5,046
Long-term incentive plan liability	—	—	1,124	—	1,124

Total	$3,055	$3,658	$19,308	$4,474	$30,495

October 31, 2019 (unaudited)	< 3 Months	3 to 12 Months	1 to 5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$4,307	$533	$—	$—	$4,840
Commission payable	101	241	128	—	470
Convertible debenture	46	195	17,875		18,116
Government loans payable	123	82	176	3,352	3,733
Long-term incentive plan liability	—	—	203	—	203

Total	$4,577	$1,051	$18,382	$3,352	$27,362

10. CAPITAL MANAGEMENT

The primary objectives of the Company’s capital management are:

•	to ensure a sufficient liquidity position to finance general and administrative expenses, working capital, research and development and capital expenditure; and

•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk undertaken.

The Company monitors capital on a basis consistent with others in the industry, based on total debt to shareholders’ equity. Capital is defined as shareholders’ deficiency as presented in the Consolidated Statements of Financial Position, excluding accumulated other comprehensive loss, and total debt is defined as the sum of short-term and long-term liabilities. The Company uses the percentage of total debt to total capital to monitor the capitalization of the Company. The Company is not subject to any capital requirements imposed by a regulator.

11. SHARE CAPITAL

Issued capital

The Company has authorized an unlimited number of preferred shares, of which none are outstanding. The Company has authorized an unlimited number of common shares with no par value. As at October 31, 2020, the issued and outstanding shares totalled 22,048,640 (October 31, 2019 (unaudited) – 21,703,415). In addition, 26,000,000 common shares are issuable upon conversion in full of the convertible debentures as described in note 9.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

	Number of Shares	Value of Shares
Balance as at October 31, 2018 (unaudited)	21,626,288	$123,794
Add: Share issuances	77,127	29

Balance as at October 31, 2019 (unaudited)	21,703,415	$123,823
Add: Share issuances	345,225	100

Balance as at October 31, 2020	22,048,640	$123,923

Stock-based compensation

The Company recognizes compensation cost for all stock options granted to employees under the exactEarth stock option plan. The exercise price for options granted in February 2016 is the Spinout Transaction share price of the Company’s common shares at the date of the grant, which was $6.50 per share. Additional options were granted on March 26, 2019 and April 29, 2020 with an exercise price of $0.34 and $0.35 per share, respectively. The maximum number of common shares authorized for grant under the option plan is 3,307,296.

All options vest on a graded basis depending on the type of option. Type one options vested on a 40%, 30% and 30% basis over three years and have a contractual life of six years. Type two options vested on a 25% and 75% basis over two years and have a contractual life of six years. Type three options vest on a 40%, 30% and 30% basis in years three through five and have a contractual life of eight years. 2019 and 2020 options vest on a 40%, 30% and 30% basis in years one through three and each have a contractual life of six years. All stock options are accounted for as equity-settled awards.

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2016 Spinout Transaction
	Type One	Type Two	Type Three	2019	2020
Average risk-free interest rate	0.65%	0.63%	0.94%	1.63%	0.51%
Dividend yield	0%	0%	0%	0%	0%
Average volatility	77.1%	77.4%	74.4%	93.77%	94.77%
Average expected life of options (years)	4	3.75	6	4	4
Remaining contractual life (years)	1.3	1.3	3.3	4.4	5.5
Weighted average fair value of options outstanding	$1.08	$1.06	$1.32	$0.23	$0.23
Weighted average exercise price of options outstanding	$6.50	$6.50	$6.50	$0.34	$0.35

Volatility was calculated using the historical volatility of comparable companies for the period commencing when those entities were publicly traded and corresponding to the expected life of each option type. The estimated fair value of the options is amortized to expense over the vesting periods of the options. For the year ended October 31, 2020, the stock-based compensation expense recognized was $157 (October 31, 2019 (unaudited) – $86). This amount was added to contributed surplus. Vested options can be exercised prior to their expiry date. There are 819,575 vested options as at October 31, 2020 (October 31, 2019 (unaudited) – 580,758) with a weighted average exercise price of $5.75

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

A summary of the option activity is as follows:

Stock Options
Balance as at October 31, 2018 (unaudited)	1,057,690
Granted	250,000
Forfeited	(91,556)
Expired	(44,221)

Balance as at October 31, 2019 (unaudited)	1,171,913

Granted	824,913
Forfeited	—
Expired	(31,376)

Balance as at October 31, 2020	1,965,450

Options forfeited and expired had a weighted average exercise price of $6.50.

Employee Share Purchase Plan

The ESPP expense amount for the year ended October 31, 2020 was $10 (October 31, 2019 (unaudited) – $10). The maximum number of common shares authorized for grant under the ESPP is 432,110. There were 32,135 shares issued under the ESPP at February 28, 2020. The estimated number of ESPP shares outstanding, if all ESPP shares earned from March 1 to October 31, 2020 were issued, is 8,165 (October 31, 2019 (unaudited) – 23,610).

Long-term incentive plan

The following details the RSUs and DSUs as at October 31, 2020:

	RSU	DSU
Share unit balance, October 31, 2019 (unaudited)	1,521,135	851,624
Share units granted	1,005,834	589,305
Share units settled	(613,053)	—
Share units forfeited	—	—

Share unit balance, October 31, 2020	1,913,916	1,440,928

Aggregate fair value of units outstanding as at the end of the year	$686	$1,124
Weighted average fair value of units outstanding as at the end of the year	$0.36	$0.78

For the year ended October 31, 2020, compensation expense of $1,250 (October 31, 2019 (unaudited) – $323) was recognized for the Company’s LTIP. During the year ended October 31, 2020, the Company settled 613,053 RSUs for $90 in shares, resulting in the issuance of 313,090 shares, net of $86 of withholding taxes remitted on behalf of employees (October 31, 2019 (unaudited) – 111,352 RSUs for $18 in shares, resulting in the issuance of 56,998 shares, net of $15 of withholding taxes remitted on behalf of employees and $2 in cash).

Outstanding DSUs can be settled in cash or equity at the option of the holder. If the holder elects to receive shares, the Company will purchase shares in the market to satisfy the obligation. The DSUs are accounted for as cash-settled. During the year ended October 31, 2020, the Company did not settle any DSUs (October 31, 2019 (unaudited) – 180,496 DSUs for $46 in cash).

12. COMMITMENTS AND CONTINGENCIES

Capital commitments

As at October 31, 2020, capital commitments in respect of the purchase of PP&E were nil (October 31, 2019 (unaudited) – $3,337). There were no other material capital commitments outstanding as at October 31, 2020.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

L3Harris commitment

The Company has an agreement with L3Harris (“L3Harris Agreement”) to receive satellite automatic identification system (“S-AIS”) data from the L3Harris AppStar payloads on-board Iridium NEXT Constellation, Iridium’s second-generation satellite constellation. As at October 31, 2020, there were 58 AppStar payloads on the Iridium NEXT Constellation commissioned and in service. In February 2019, L3Harris asserted that the initial operating capacity (“IOC”) has been achieved as a result of the deployment of 58 satellites as of that date.

On January 21, 2020, the Company announced that it had reached agreement on an Amended and Restated L3Harris Agreement (“A&R L3Harris Agreement”). The A&R L3Harris Agreement updates the terms of the June 2015 L3Harris Agreement. This amended agreement provides the Company with a reduced and simplified cost structure for S-AIS data services.

The parties agreed that full deployment of the system has been achieved and that IOC has occurred.

The fixed fee of USD $750 per quarter (USD $3,000 per year) under the L3Harris Agreement is replaced by a fixed fee of USD $358 per month (USD $4,300 per year) under the A&R L3Harris Agreement. The following table summarizes the CAD operational fees commitment under the A&R L3Harris Agreement, which includes the fixed payments to L3Harris, but does not include revenue share.

L3Harris Fees	Less than 1 Year	1 to 5 Years	After 5 Years
Operational fees payable	$5,726	$22,904	$33,127

Under the L3Harris Agreement, the Company paid L3Harris a quarterly revenue share amount of 40% of S-AIS data revenues and L3Harris paid exactEarth an 18% share of L3Harris S-AIS data revenues. Under the A&R L3Harris Agreement, the Company will pay a 30% share of S-AIS data revenues for the portion of exactEarth annual S-AIS data revenue which is in excess of USD $16,000 and the Company will receive no share of L3Harris S-AIS data revenues. Under the A&R L3Harris Agreement no revenue share was owed by either party to the other with respect to AIS Analytics sales during the year ended October 31, 2020.

FleetMon commitment

The Company receives terrestrial automatic identification system (“T-AIS”) data from FleetMon, and in return, pays FleetMon 20% of revenue on data sales that includes their terrestrial AIS data. In addition, a further fee of 90 EUR per year for terrestrial data is included in exactEarth integrated products. All payments are made in EUR at a contractual exchange rate of $1.5152.

MarineTraffic commitment

The Company receives T-AIS data from MarineTraffic, and in return, pays MarineTraffic 100% of revenue on data sales that includes their T-AIS data. All payments are made in USD at the average exchange rate for the period.

IHS Markit commitment

The Company receives T-AIS data from Markit Group Limited (“IHS Markit”), and in return, pays IHS Markit 100% of revenue on data sales that includes their T-AIS data and a minimum quarterly fee of USD $62, commencing on December 1, 2020.

SRT Marine Systems PLC commitment

The Company has a collaboration agreement with SRT Marine Systems PLC (“SRT”) under which SRT provides Advanced class B Satellite Enabled AIS (“ABSEA”) transponders to the Company’s customers, and exactEarth pays SRT 30% of revenue on data sales related to SRT ABSEA transponders. As at October 31, 2020, there are no contracts containing SRT transponders and no amounts owing to SRT (October 31, 2019 (unaudited) – no contracts, no amounts owing to SRT).

PAZ commitment

The agreement related to the PAZ satellite includes a commitment to pay a monthly operating fee of $20 to Hisdesat after commissioning in December of 2018, assuming a useful life of 10 years.

Hisdesat Fees	Less than 1 Year	1 to 5 Years	After 5 Years
Operational fees payable	$240	$960	$740

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Claims or legal actions

The Company does not have any outstanding claims or legal actions.

13.	INCOME TAXES

The following are the major components of income tax expense for the years ended October 31:

	2020	2019 (unaudited)
Current income tax expense	$148	$121

Deferred income tax expense:
Origination and reversal of temporary differences	$(996)	$(2,211)
Losses not recognized	996	2,211

Deferred income tax expense	$—	$—

Total income tax expense	$148	$121

The Company’s consolidated effective tax rate for the year ended October 31, 2020 was nil (2019 (unaudited) – nil). The difference in the effective tax rates compared to the Company’s statutory income tax rates was a result of the Company incurring losses during the period on which no tax recovery was recorded because the realization of the deferred tax asset was not considered to be probable.

	2020	2019 (unaudited)
Loss before income taxes	$(4,963)	$(8,362)
Statutory tax rate	26.5%	26.5%

Income taxes based on the statutory income tax rate	(1,315)	(2,216)
Losses not recognized	996	2,211
Permanent differences – other	319	5
Permanent differences – non-deductible impairment	—	—
Argentinian and Indian withholding taxes	148	121

Income tax expense	$148	$121

The Canadian statutory tax rate during the year ended October 31, 2020 was 26.5% (October 31, 2019 (unaudited) – 26.5%).

The income tax expense during the year ended October 31, 2020 of $148 (October 31, 2019 (unaudited) – $121) represents withholding tax on revenue generated from foreign countries. The Company has deemed the withholding tax to be unrecoverable and has recognized the amount as an expense.

Components of deferred income taxes movement are as follows for the years ended October 31:

	2020	2019 (unaudited)
Taxable temporary differences	$227	$170
Property, plant and equipment and intangible assets	—	—
Non-capital losses	(227)	(170)

Total change in deferred income taxes	$—	$—

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

The deferred income tax asset (liability) recognized in the consolidated statements of financial position for the years ended October 31 is comprised of the following:

	2020	2019 (unaudited)
Taxable temporary differences	$(702)	$(475)
Property, plant and equipment and intangible assets	—	—
Non-capital losses	702	475

Deferred income tax	$—	$—

For the purposes of the above table, deferred income tax assets are shown net of deferred income tax liabilities where these occur in the same entity and jurisdiction.

Deductible temporary differences and unused tax losses for which no deferred income tax assets have been recognized are attributable to the following:

	2020	2019 (unaudited)
Canadian deductible temporary differences	$1,375	$1,460
Scientific research & experimental development (“SRED”) pool	2,710	2,710
Property, plant and equipment and intangibles	34,031	33,332
Financing Fees	687	916
Canadian non-capital tax losses	80,181	77,539
Canadian capital tax losses	617	617
UK non-capital losses	1,347	1,336

These unused Canadian income tax losses expire from 2029 through 2040. The UK non-capital losses have an unlimited carry forward period. The SRED pool does not expire.

Unrecorded ITCs are as follows:

	2020	2019 (unaudited)
Federal	$680	$680
Ontario	$166	$166

These unrecorded ITCs expire from 2029 through 2035.

14. EMPLOYEE BENEFITS

Defined contribution pension plan

The Company has a defined contribution pension plan for its employees. During the year ended October 31, 2020, the Company’s contributions, which are based on the contributions by employees, were $184 (October 31, 2019 (unaudited) – $176) and are included in cost of revenue, selling, general and administrative and product development and research and development expenses in the Consolidated Statements of Loss and Comprehensive Loss.

Salaries and benefits

Total salaries and employee benefits expense for the year ended October 31, 2020 was $9,010 (October 31, 2019 (unaudited) – $7,026).

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

15. RELATED PARTIES

Compensation of key management personnel and Board of Directors

The following table includes compensation of the key management personnel and Board of Directors for the years ended October 31, 2020 and 2019 (unaudited), included in the Consolidated Statements of Loss and Comprehensive Loss. Key management personnel include the Company’s Chief Executive Officer and the executives who report directly to him.

	2020	2019 (unaudited)
Short-term salaries and benefits	$2,453	$1,932
Post-employment benefits	43	34
Long-term incentive plans	223	239
Stock options	140	67

	$2,859	$2,272

Short-term salaries and benefits include expenses for base salaries, bonuses, and other short-term benefit expenses. Post-employment benefits represent the Company’s defined contribution pension plan.

Related parties

The following table details transactions and balances between the Company and Hisdesat and Ewing Morris Investment Partners Ltd., share and convertible debenture holders that have significant influence.

For the year ended October 31:	2020	2019 (unaudited)
Revenue from related parties	$2,211	$1,496
Cost of revenue	419	504
Debenture interest	596	472
Directors’ expenses	515	111

As at:	October 31, 2020	October 31, 2019 (unaudited)
Accounts receivable	$293	$125
Accounts payable and accrued liabilities	56	95
Loans payable	3,503	3,330
Other long-term liabilities	531	249

Non-monetary services agreement

On July 31, 2020, the Company entered into a services agreement with Myriota. The Company has agreed to provide data processing services, while Myriota will provide satellite and ground station operating services and satellite capacity. In addition, a separate software license agreement allows Myriota to use the Company’s software to operate the satellites. Under the agreements, each party will invoice the other for an equal amount each year.

The non-monetary agreements are recognized using the fair value of the consideration received, as prescribed in IFRS 15, Revenue from contracts with customers. For the year ended October 31, 2020, the Company recognized related party non-monetary revenue and cost of revenue of $159 (October 31, 2019 (unaudited) – nil) in the Consolidated Statements of Loss and Comprehensive loss.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

16. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue from contracts with customers

Revenue is divided into three categories based on the types of products sold. Subscription services are recognized over the contract term, data products are sold on demand and recognized on delivery, and other products and services include various other revenue streams and are recognized as performance obligations are satisfied.

Revenue by product type for years ended October 31:	2020	2019 (unaudited)
Subscription services	$16,940	$13,222
Data products	959	1,126
Other products & services	1,236	849

Total revenue	$19,135	$15,197

Remaining performance obligations

The table below contains the aggregated amount of revenue expected to be realized in the future from partially or fully unsatisfied performance obligations as at October 31, 2020. The amounts disclosed below represent the remaining value of contracts for the supply of products and services.

Revenue expected to be recognized in:	2020	2019 (unaudited)
Less than one year	$15,706	$10,055
Thereafter	13,075	12,299

Total	$28,781	$22,354

Contract balances

As at:	October 31, 2020	October 31, 2019 (unaudited)
Trade accounts receivable	$2,427	$2,125
Unbilled revenue	1,698	1,151
Contract assets	925	575
Deferred revenue	(2,548)	(2,501)

Net contract balances	$2,502	$1,350

Contract assets include short and long-term sales commission assets, deferred contract costs and long-term financing assets. Contract asset amortization of $582 (October 31, 2019 (unaudited) – $340) was recorded during the year ended October 31, 2020.

The Company recognized $2,295 (October 31, 2019 (unaudited) – $2,243) of the opening deferred revenue balance at November 1, 2019 as revenue during the year ended October 31, 2020.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

17. SEGMENT, GEOGRAPHIC, AND MAJOR CUSTOMER INFORMATION

The Company has one reportable business segment, which is engaged in the sale of space-based maritime tracking data and related products and services from satellites.

Geographic information

Revenue by geography is based on where the customer is located.

For the years ended October 31:	2020	2019 (unaudited)
Canada	$1,640	$815
United States	1,343	1,690
Europe	9,691	6,808
Other	6,461	5,884

	$19,135	$15,197

PP&E are attributed to the country in which they are located or, for space-based assets, the country in which they are owned. Intangible assets are attributed to the country where ownership of the asset resides.

	October 31, 2020	October 31, 2019 (unaudited)
PP&E
Canada	$5,272	$4,383
United Kingdom	—	15

	$5,272	$4,398

Intangible assets
Canada	$1,286	$1,538
United Kingdom	—	—

	$1,286	$1,538

For the year ended October 31, 2020, there were no customers with revenue in excess of 10% of the Company’s total revenue (October 31, 2019 (unaudited) – no customers).

18. SUBEQUENT EVENTS

Debenture Conversion

On January 8, 2021, the Company issued a redemption notice to redeem all its outstanding convertible debentures. As provided under the terms of the convertible debentures, all holders elected to convert their debentures into common shares, resulting in an aggregate of 26,000,000 common shares issued in satisfaction of the $13,000 principal amount. The Company elected to satisfy accrued and unpaid interest on the convertible debentures, totalling $1,725, through the issuance of 1,369,585 common shares. On February 10, 2021, 27,369,585 common shares were issued to the holders of the convertible debentures at a value of $14,487, net of $91 transaction costs.

exactEarthTM Ltd.

Notes to the Consolidated Financial Statements

October 31, 2020

(in thousands of Canadian dollars, except where otherwise noted and share data)

Share Acquisition by Spire Global Inc.

On September 13, 2021, the Company entered into a definitive agreement with Spire Global Inc. (“Spire”) under which Spire will acquire 100% of the Company’s common shares. The Transaction was approved by the Company’s shareholders on November 18, 2021 and the Company obtained a final order from the Ontario Superior Court of Justice in respect of the Arrangement on November 22, 2021. The Company’s shares were de-listed from the TSX as of the close of trading on December 2, 2021. The consideration consisted of $2.5009 in cash and 0.1 shares of Spire Class A common stock for each common share of the Company. Spire shares are listed for trading on the New York Stock Exchange under the ticker symbol SPIR.

exactEarthTM Ltd.

Interim Condensed Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

(unaudited)

		As at	As at
		July 31,	October 31,
		2021	2020
		$	$
ASSETS
Current assets
Cash and cash equivalents	(note 6)	7,041	7,423
Short-term investments		—	29
Accounts receivable	(notes 3 and 6)	3,153	3,215
Unbilled revenue		1,547	1,698
Prepaid expenses		605	392
Other current assets		329	359

Total current assets		12,675	13,116
Property, plant and equipment	(note 11)	5,037	5,272
Intangible assets	(note 11)	1,155	1,286
Other long-term assets		412	566

Total assets		19,279	20,240

LIABILITIES & SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	(note 6)	5,315	6,402
Deferred revenue		2,685	2,548

Total current liabilities		8,000	8,950

Loans payable	(notes 3, 5 and 6)	1,748	11,131
Long-term incentive plan liability		2,202	1,124
Other long-term liabilities		51	1,660

Total liabilities		12,001	22,865

Shareholders’ equity (deficiency)
Share capital	(note 7)	138,936	123,923
Contributed surplus		1,332	4,956
Accumulated other comprehensive loss		(158)	(155)
Deficit		(132,832)	(131,349)

Total shareholders’ equity (deficiency)		7,278	(2,625)

Total liabilities and shareholders’ equity (deficiency)		19,279	20,240

See accompanying notes

On behalf of the Board:

Harvey Rein—Director—exactEarth™ Ltd.
Peter Mabson—Director—exactEarth™ Ltd.

exactEarthTM Ltd.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(in thousands of Canadian dollars)

(unaudited)

For the nine months ended July 31, 2021		Total	Deficit	Accumulated Other Comprehensive Loss	Share Capital	Contributed Surplus
		$	$	$	$	$
Balance at October 31, 2020		(2,625)	(131,349)	(155)	123,923	4,956
Stock-based compensation	(note 7)	143	—	—	13	130
Stock options exercised	(note 7)	2	—	—	2	—
Restricted share units	(note 7)	(3,243)	—	—	511	(3,754)
Debenture conversion	(note 7)	14,487	—	—	14,487	—
Comprehensive loss		(1,486)	(1,483)	(3)	—	—

Balance at July 31, 2021		7,278	(132,832)	(158)	138,936	1,332

For the nine months ended July 31, 2020
		$	$	$	$	$
Balance at October 31, 2019		2,119	(126,238)	(113)	123,823	4,647
Stock-based compensation	(note 7)	128	—	—	11	117
Restricted share units	(note 7)	140	—	—	89	51
Comprehensive loss		(4,549)	(4,432)	(117)	—	—

Balance at July 31, 2020		(2,162)	(130,670)	(230)	123,923	4,815

See accompanying notes

exactEarthTM Ltd.

Interim Condensed Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(unaudited)

		Three months ended		Nine months ended
		July 31,	July 31,	July 31,	July 31,
		2021	2020	2021	2020
		$	$	$	$
Operating activities
Net loss		(249)	(941)	(1,483)	(4,432)
Add (deduct) items not involving cash
Non-cash interest	(notes 3 and 6)	43	151	358	400
Depreciation and amortization	(note 3)	170	178	525	669
(Recovery) loss on disposal		—	(13)	—	825
Share of equity investment loss		—	450	—	450
Operating grant recognized on SIF loan	(note 3)	(96)	(237)	(252)	(598)
Long-term incentive plan expense		327	373	1,491	759
Stock-based compensation		—	49	—	117
Net change in non-cash balances		215	124	(554)	(1,207)
Other operating cash flows
Settlement of restricted share units		(15)	—	(15)	—

Cash flows from (used in) operating activities		395	134	70	(3,017)

Investing activities
Acquisition of property, plant and equipment		(19)	(213)	(686)	(1,786)
Reimbursement of acquisition costs of property, plant and equipment		—	—	—	331
Net change in non-cash working capital related to investing activities		—	(450)	—	(450)

Cash flows used in investing activities		(19)	(663)	(686)	(1,905)

Financing activities
Government loan repayment		—	—	—	(205)
Government loan advance	(notes 3 and 6)	—	439	688	1,647
Payment of principal portion of lease obligations		(39)	(37)	(115)	(110)
Debenture transaction costs	(note 4)	—	—	(91)	—

Cash flows (used in) from financing activities		(39)	402	482	1,332

Effect of exchange rate changes on cash		12	32	(248)	143
Net increase (decrease) in cash		349	(95)	(382)	(3,447)
Cash, beginning of the period		6,692	6,836	7,423	10,188

Cash, end of the period		7,041	6,741	7,041	6,741

Supplemental cash flow information
Interest paid		1	198	200	401

Interest received		5	—	5	32

Income taxes paid		—	—	109	119

See accompanying notes

exactEarthTM Ltd.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(in thousands of Canadian dollars except for per share figures)

(unaudited)

		Three months ended		Nine months ended
		July 31,	July 31,	July 31,	July 31,
		2021	2020	2021	2020
		$	$	$	$
Revenue	(notes 10 and 11)	6,022	4,789	17,262	13,329
Cost of revenue	(notes 3 and 9)	2,917	3,005	8,439	8,048

Gross profit		3,105	1,784	8,823	5,281
Selling, general and administrative	(note 9)	3,014	1,617	7,688	5,957
Product development and research and development		258	116	781	628
Depreciation and amortization	(note 3)	170	178	525	669
(Recovery) loss on disposal		—	(13)	—	825

Loss from operations		(337)	(114)	(171)	(2,798)

Other expense		9	—	36	—
Foreign exchange (gain) loss		(137)	(71)	507	(189)
Share of equity investment loss		—	450	—	450
Interest income		(17)	(13)	(43)	(67)
Interest expense	(notes 3 and 6)	57	461	703	1,321

Total other expenses		(88)	827	1,203	1,515
Income tax expense		—	—	109	119

Net loss		(249)	(941)	(1,483)	(4,432)
Other comprehensive loss
Item that may be subsequently reclassified to net loss:
Foreign currency translation, net of income tax expense of nil		(50)	(53)	(3)	(117)

Total other comprehensive loss		(50)	(53)	(3)	(117)

Comprehensive loss		(299)	(994)	(1,486)	(4,549)

Loss per share
Basic and diluted loss per share	(note 7)	(0.00)	(0.04)	(0.03)	(0.20)

See accompanying notes

exactEarthTM Ltd.

Notes to the Interim Condensed Consolidated Financial Statements

July 31, 2021

(in thousands of Canadian dollars, except where otherwise noted and share data)

(unaudited)

1. DESCRIPTION OF THE BUSINESS

Founded in 2009, exactEarth™ Ltd. (the “Company” or “exactEarth”) is a provider of space-based maritime tracking data from its satellites. exactEarth leverages advanced microsatellite technology to deliver monitoring solutions. The Company is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto Stock Exchange. The Company’s head office is located at 260 Holiday Inn Drive, Cambridge, Ontario, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

u) Statement of compliance

These unaudited Interim Condensed Consolidated Financial Statements present the Company’s results of operations and financial position as at and for the three and nine months ended July 31, 2021, including the comparative period and have been prepared in accordance with IAS 34, Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies and methods as were used for the Company’s Consolidated Financial Statements and the notes thereto for the year ended October 31, 2020, except for any new accounting pronouncements. These Interim Condensed Consolidated Financial Statements do not include all the information required for full annual financial statements prepared in accordance with IFRS and should be read in conjunction with the Company’s annual Consolidated Financial Statements for the year ended October 31, 2020, which are available at www.sedar.com and on the Company’s website at www.exactearth.com.

These Interim Condensed Consolidated Financial Statements were authorized for issuance by the Board of Directors of the Company on September 13, 2021.

v) Basis of presentation

These Interim Condensed Consolidated Financial Statements include the accounts of the Company and its subsidiary with intercompany transactions and balances eliminated. The Company has two divisions, one in Cambridge, Ontario, Canada, and one in Harwell, United Kingdom.

These Interim Condensed Consolidated Financial Statements are presented in Canadian dollars (“CAD”) and have been prepared on a historical cost basis.

The timely preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenue and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the Interim Condensed Consolidated Financial Statements.

The Company has experienced a history of operating losses resulting in a reduction of ongoing operating cash flows. Management has assessed and concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

Management applied significant judgment in arriving at this conclusion including:

•	The amount of new sales orders and total revenue to be generated to provide sufficient cash flows to continue to fund operations and other committed expenditures;

•	The timing of generating those new sales and the timing of the related cash flows;

•	The assessment of potentially discretionary expenditures that could be delayed in order to manage cash flows.

Given the judgement involved, actual results may lead to a materially different outcome.

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. COVID-19 has caused an unprecedented global health and economic crisis. Governments worldwide have

exactEarthTM Ltd.

Notes to the Interim Condensed Consolidated Financial Statements

July 31, 2021

(in thousands of Canadian dollars, except where otherwise noted and share data)

(unaudited)

implemented emergency measures including travel bans, self-imposed quarantine periods, lockdowns and physical distancing. The introduction and inoculation of vaccines has led to optimism, however the COVID-19 pandemic, including its variants, continues to rapidly evolve. COVID-19’s impact on global markets has been significant through July and subsequent to the date of the Interim Condensed Consolidated Financial Statements. The Company has reviewed the estimates, judgements and assumptions used in the preparation of the Interim Condensed Consolidated Financial Statements, however the duration and magnitude of COVID-19’s effects on the global economy remains uncertain at this time.

The Company has expected credit loss (“ECL”) related to a distributor in China that has been impacted by COVID-19, therefore becoming a credit risk. Employees of the Company have been working remotely from their homes since March 2020. Otherwise, as at the date of these statements, there has been minimal impact on the Company’s operations as a result of COVID-19. Technology continues to connect employees, using video conferencing and instant messaging as a means of secure and efficient communication, despite being physically distanced. The Company will continue to closely monitor the potential impact of COVID-19 on its business and operations and review its estimates, judgements, and assumptions on an ongoing basis.

Given the unpredictability of the pandemic, there are uncertainties related to COVID-19 that will persist in the Company’s fourth quarter and beyond. Some of the Company’s clients and customers may be experiencing significant pressures on their operations, which could lead to credit losses and reductions in business in future periods. These uncertainties may include interruptions in the supply chain, unavailability of personnel, closure of facilities and a reduction in sales, earnings, and productivity, however the impact has been nominal thus far.

The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In 2021 the IASB issued amendments to the following standards, which are effective for annual periods beginning on or after January 1, 2023. Early application is permitted.

•	Amendments to IAS 1, Presentation of Financial Statements, clarifying the requirements for classifying liabilities as current or non-current;

•

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, clarifying the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous;

•	Amendments to IAS 8 – Definition of Accounting Estimates to help entities distinguish changes in accounting estimates from changes in accounting policies;

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies, providing guidance and examples to help entities apply materiality judgements to accounting policy disclosures;

•

Amendments to IAS 12 Income Taxes – Deferred tax related to assets and liabilities arising from a single transaction, clarifying that the initial recognition exception does not apply to transactions such as leases and decommissioning obligations, where equal amounts of deductible and taxable temporary differences arise on initial recognition. It is a matter of judgment whether payments that settle a liability are deductions attributable (for tax purposes) to the liability (and interest expense) or to the related asset component (and interest expense).

The Company is currently assessing the potential impact of these amendments.

exactEarthTM Ltd.

Notes to the Interim Condensed Consolidated Financial Statements

July 31, 2021

(in thousands of Canadian dollars, except where otherwise noted and share data)

(unaudited)

3. GOVERNMENT ASSISTANCE

Strategic Innovation Fund (“SIF”) Loan

During the three and nine months ended July 31, 2021, nil and $688 was received. An additional receivable of $533 was recorded in accounts receivable for funding related to eligible expenditures incurred prior to July 31, 2021.

The SIF loan is measured initially at fair value, and subsequently measured at amortized cost using the effective interest rate method. An interest rate of 14% was used based on the market interest rate for a comparable instrument with a similar term when the funding was received.

The difference between the fair value at inception and the loan proceeds received is recorded as a government grant, which is recognized as an operating grant or a capital grant based on the relative proportion of eligible expenditures incurred. The capital grant is recorded as a reduction in the cost of the related asset and amortized to income over the life of the asset.

The amounts recognized in the Interim Condensed Consolidated Statements of Financial Position are as follows as at:

	July 31, 2021	October 31, 2020
Loans payable	$1,748	$1,442
Accounts receivable	533	752
Property, plant and equipment – net capital grant	532	509

The amounts recognized in respect of the SIF loan recognized in the Interim Condensed Consolidated Statements of Loss and Comprehensive Loss for the three months ended July 31:

	2021	2020
Cost of revenue – operating grant	$(96)	$(237)
Interest expense	54	37
Reduction of amortization expense	(13)	(13)

Net impact	$(55)	$(213)

The amounts recognized in respect of the SIF loan recognized in the Interim Condensed Consolidated Statements of Loss and Comprehensive Loss for the nine months ended July 31:

	2021	2020
Cost of revenue – operating grant	$(252)	$(598)
Interest expense	149	92
Reduction of amortization expense	(38)	(33)

Net impact	$(141)	$(539)

4. CONVERTIBLE DEBENTURES

On December 13, 2018, the Company completed the private placement of 13,000 convertible unsecured subordinated debentures at a price of $1 per convertible debenture for gross proceeds of $13,000. Each debenture was convertible into 2,000 common shares of the Company, being an effective conversion price of $0.50 per share, at the option of the holder at any time prior to the fifth anniversary of the closing date.

The Company had the right to redeem the outstanding convertible debentures, commencing on December 13, 2020, if the volume weighted average price of the Company’s common shares for the preceding 20 trading days was at or above $1.00.

exactEarthTM Ltd.

Notes to the Interim Condensed Consolidated Financial Statements

July 31, 2021

(in thousands of Canadian dollars, except where otherwise noted and share data)

(unaudited)

The private placement resulted in net proceeds of $11,854 to the Company after deduction of $1,146 of expenses for the private placement and the strategic review process. The fair value of the liability component of the convertible debentures of $9,801 was calculated using discounted cash flows with a discount rate of 14% indicative of the Company’s borrowing rate when the funding was received. The balance of the proceeds of $3,199 was included as a component of contributed surplus in equity. Transaction costs of $865 were allocated to the liability component and $281 were allocated to the equity component based on the allocation of the proceeds. The net amount of the liability and contributed surplus after transaction costs on December 13, 2018 was $8,936 and $2,918, respectively. On October 31, 2020, the carrying value of the liability component was $9,689 and the carrying value of the equity component was $2,918. Interest of $246 had accreted as at February 9, 2021.

On January 8, 2021, the Company issued a redemption notice to redeem all its outstanding convertible debentures. As provided under the terms of the convertible debentures, all holders elected to convert their debentures into common shares, resulting in an aggregate of 26,000,000 common shares issued in satisfaction of the $13,000 principal amount. The Company elected to satisfy accrued and unpaid interest on the convertible debentures, totalling $1,725, through the issuance of 1,369,585 common shares. On February 10, 2021, 27,369,585 common shares were issued to the holders of the convertible debentures at a value of $14,487, net of $91 transaction costs.

5. CREDIT FACILITY

On April 22, 2021, the Company entered into a credit agreement provided by the National Bank of Canada (“NBC”). The amount available under the secured, revolving operating line (the “Credit Facility”) is a maximum of $6,000 based on recurring revenue. With no fixed term or maturity date, the Credit Facility is annually renewing and is undrawn as at July 31, 2021.

Borrowings under the Credit Facility bear interest at a rate of NBC Prime + 2.85% per annum. The Credit Facility contains financial covenants, which require the Company to maintain a satisfactory cash-to-burn ratio, tested on a quarterly basis. As at July 31, 2021, the Company was in compliance with all covenants.

6. FINANCIAL INSTRUMENTS AND FOREIGN EXCHANGE

Fair values

For the Company’s cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short-term maturities.

SIF loan

The SIF loan has a carrying value as at July 31, 2021 of $1,748 (October 31, 2020 – $1,442), which approximates fair value. The fair value of the SIF loan was calculated using discounted cash flows with a discount rate of 14% indicative of the Company’s borrowing rate when the funding was received.

Foreign currency

As at July 31, 2021, approximately 80% of cash, 74% of accounts receivable and 22% of accounts payable and accrued liabilities are denominated in foreign currencies, respectively (October 31, 2020 – 45%, 71%, and 44%, respectively). These foreign currencies include the US dollar (“USD”), British pound (“GBP”) and euro (“EUR”).

The Company is exposed to foreign currency risk on the following cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in foreign currencies:

Currency	Cash and cash equivalents	Accounts receivable	Accounts payable and accrued liabilities
USD	$3,858	$1,187	$59
GBP	£328	£13	£32
EUR	€165	€529	€688

exactEarthTM Ltd.

Notes to the Interim Condensed Consolidated Financial Statements

July 31, 2021

(in thousands of Canadian dollars, except where otherwise noted and share data)

(unaudited)

7. SHARE CAPITAL

Issued capital

The Company has authorized an unlimited number of preferred shares, of which none are outstanding. The Company has authorized an unlimited number of common shares with no par value. As at July 31, 2021, the issued and outstanding common shares totalled 49,816,065 (October 31, 2020 – 22,048,640).

	Number of shares	Value of shares
Balance as at October 31, 2019	21,703,415	$123,823
Add: ESPP share issuances	32,135	11
Add: RSU share issuances	313,090	89

Balance as at October 31, 2020	22,048,640	$123,923
Add: Stock options exercised	1,601	2
Add: ESPP share issuances	10,559	13
Add: RSU share issuances	385,680	511
Add: Debenture conversion (note 4)	27,369,585	14,487

Balance as at July 31, 2021	49,816,065	$138,936

Loss per share

Basic and diluted loss per share for the three months ended July 31:

	2021	2020
Numerator for basic and diluted loss per share available to common shareholders:
Net loss attributable to common shareholders	$(249)	$(941)

Denominator for basic and diluted loss per share:
Weighted average number of shares outstanding	49,815,532	22,048,640

Basic and diluted loss per share	$(0.00)	$(0.04)

Basic and diluted loss per share for the nine months ended July 31:

	2021	2020
Numerator for basic and diluted loss per share available to common shareholders:
Net loss attributable to common shareholders	$(1,483)	$(4,432)

Denominator for basic and diluted loss per share:
Weighted average number of shares outstanding	44,628,893	21,881,428

Basic and diluted loss per share	$(0.03)	$(0.20)

There are 2,507,562 share units that are antidilutive at July 31, 2021 (October 31, 2020 – 2,996,277).

exactEarthTM Ltd.

Notes to the Interim Condensed Consolidated Financial Statements

July 31, 2021

(in thousands of Canadian dollars, except where otherwise noted and share data)

(unaudited)

8. COMMITMENTS AND CONTINGENCIES

L3Harris commitment

In January 2020, the Company signed an updated agreement with L3Harris to receive satellite automatic identification system (“S-AIS”) data from the L3Harris AppStar payloads on-board Iridium NEXT Constellation, Iridium’s second-generation satellite constellation.

The following table summarizes the CAD operational fees commitment under the A&R L3Harris Agreement, which includes the fixed payments to L3Harris, but does not include revenue share.

L3Harris Fees	Less than 1 Year	1 to 5 Years	After 5 Years
Operational fees payable	$5,362	$21,448	$27,008

Claims or legal actions

The Company does not have any outstanding claims or legal actions.

9. EMPLOYEE BENEFITS

Defined contribution pension plan

The Company has a defined contribution pension plan for its employees. During the three and nine months ended July 31, 2021, the Company’s contributions, which are based on the contributions by employees, were $63 and $155 (three and nine months ended July 31, 2020 – $48 and $142) and are included in cost of revenue and selling, general and administrative expenses in the Interim Condensed Consolidated Statements of Loss and Comprehensive Loss.

Salaries and benefits

Total salaries and employee benefits expense for the three and nine months ended July 31, 2021 was $2,472 and $7,282 (three and nine months ended July 31, 2020 – $2,434 and $6,291).

10. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue from contracts with customers

Revenue is divided into three categories based on the types of products sold. Subscription services are recognized over the contract term, data products are sold on demand and recognized on delivery, and other products and services include various other revenue streams and are recognized as performance obligations are satisfied.

Revenue by product type for three months ended July 31:	2021	2020

Subscription services	$5,260	$4,465
Data products	442	184
Other products & services	320	140

Total revenue	$6,022	$4,789

Revenue by product type for nine months ended July 31:	2021	2020

Subscription services	$15,344	$12,198
Data products	1,098	466
Other products & services	820	665

Total revenue	$17,262	$13,329

exactEarthTM Ltd.

Notes to the Interim Condensed Consolidated Financial Statements

July 31, 2021

(in thousands of Canadian dollars, except where otherwise noted and share data)

(unaudited)

11. SEGMENT, GEOGRAPHIC AND MAJOR CUSTOMER INFORMATION

The Company has one reportable business segment, which is engaged in the sale of space-based maritime tracking data and related products and services from satellites.

Geographic information

Revenue by geography is based on where the customer is located.

For the three months ended July 31:	2021	2020
Canada	$887	$513
United States	337	384
Europe	3,418	2,373
Other	1,380	1,519

	$6,022	$4,789

For the nine months ended July 31:	2021	2020
Canada	$2,480	$934
United States	1,046	1,003
Europe	9,450	6,606
Other	4,286	4,786

	$17,262	$13,329

For the three and nine months ended July 31, 2021, there was one customer with revenue in excess of 10% of the Company’s total revenue (July 31, 2020 – no customers).

PP&E are attributed to the country in which they are located or, for space-based assets, the country in which they are owned. Intangible assets are attributed to the country where ownership of the asset resides.

	July 31, 2021	October 31, 2020
PP&E
Canada	$5,037	$5,272
United Kingdom	—	—

	$5,037	$5,272

Intangible assets
Canada	$1,155	$1,286
United Kingdom	—	—

	$1,155	$1,286

12. SUBSEQUENT EVENT

On September 13, 2021, the Company entered into a definitive agreement with Spire Global Inc. (“Spire”). under which Spire will acquire 100% of the Company’s common shares. The consideration would consist of approximately $2.50 in cash and 0.1 shares of Spire for each share of exactEarth. Spire shares are listed for trading on the New York Stock Exchange (“NYSE”) under the ticker symbol SPIR. The Transaction is subject to shareholder, applicable regulatory approvals and customary closing conditions. The Transaction is expected to close in the fourth quarter of calendar 2021 or the first quarter of calendar 2022.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and notes thereto present the unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020. The unaudited pro forma condensed combined financial information (“pro formas”) was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, in order to give effect to the Acquisition (as defined and described below) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. All amounts herein are denominated in U.S. dollars unless indicated otherwise.

On September 13, 2021, Spire Global, Inc. (“Spire”) and exactEarth Ltd. (“exactEarth”) each entered into an Arrangement Agreement (“Agreement”) for Spire to acquire exactEarth for a combination of cash and Spire stock (“Acquisition”). The Acquisition was consummated on November 30, 2021 (“Acquisition Date”). All deferred stock unit (“DSUs”) awards of exactEarth were settled for $4.1 million following the consummation of the Acquisition with cash from the purchase consideration. Immediately prior to the consummation of the Acquisition, all other outstanding equity awards of exactEarth were converted to outstanding shares of common stock of exactEarth, as described further in Note 3 to the following unaudited pro forma condensed combined financial information and notes thereto. In connection with the Acquisition, each outstanding share of exactEarth common stock was exchanged for 0.1 shares of Spire common stock and $1.95505 in cash. Holders of exactEarth common stock received cash in lieu of fractional shares. As a result of the Acquisition, former exactEarth common stockholders, restricted share unit (“RSU”) holders and stock option holders, together, received $102.3 million in cash and 5,230,167 in shares of Spire common stock. The total consideration for the Acquisition was $131.9 million, comprised of (i) $109.6 million in cash and (ii) 5,230,167 in shares of Spire common stock valued at $22.3 million based on the closing trading price of Spire common stock as of the Acquisition Date. Of the $109.6 million paid in cash, $3.3 million related to acquisition fees of exactEarth paid by Spire upon the closing of the Acquisition. Of the $131.9 million total consideration for the Acquisition, $129.0 million was allocated to the net assets acquired and $2.9 million was treated as post-combination expense as described further in Note 3 to the following unaudited pro forma condensed combined financial information and notes thereto.

The unaudited pro formas are based on the following as adjusted to give effect to the Acquisition:

•

Spire’s audited consolidated financial statements for the year ended December 31, 2020, together with related notes, included in the final prospectus dated July 22, 2021 as filed with the Securities and Exchange Commission (“SEC”) on July 22, 2021 pursuant to Rule 424 (b)(3) under the Securities Act of 1933, as amended (“Form 424B3”);

•

Spire’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2021, together with related notes, contained in the Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2021;

•	exactEarth’s audited consolidated financial statements for the year ended October 31, 2020, together with related notes, incorporated by reference within Exhibit 99.1 in this Form 8-K/A; and

•

exactEarth’s unaudited condensed consolidated financial statements as of and for the nine months ended July 31, 2021, together with related notes, incorporated by reference within Exhibit 99.1 in this Form 8-K/A.

The unaudited pro forma condensed combined statements of operations (“pro forma statements of operations”) for the nine months ended September 30, 2021 (“2021 pro forma statement of operations”) and for the year ended December 31, 2020 (“2020 pro forma statement of operations”) give effect to the Acquisition as if it occurred on January 1, 2020. Due to differences in each reporting entity’s fiscal year end, the 2021 pro forma statement of operations includes the nine months ended September 30, 2021 for Spire and the nine months ended July 31, 2021 for exactEarth. The 2020 pro forma statement of operations includes the year ended December 31, 2020 for Spire combined with the year ended October 31, 2020 for exactEarth. The unaudited pro forma condensed combined balance sheet (“pro forma balance sheet”) gives effect to the Acquisition as if it occurred on September 30, 2021, the most recent published balance sheet of Spire and includes pro forma adjustments to exactEarth’s balance sheet as of July 31, 2021. The unaudited pro forma condensed combined financial information has been adjusted to include Acquisition adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“U.S. GAAP”), applying the effects of the Acquisition to Spire’s historical consolidated financial statements. Certain non-recurring charges have been and may continue to be incurred in connection with the Acquisition, including among others, financial advisors, legal services and professional accounting services. These charges could affect the future results of Spire in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond 12 months from the Acquisition Date. Accordingly, the pro forma statement of operations for the year ended December 31, 2020 reflects the effects of these non-recurring transaction charges as the pro forma statement of operations has been prepared giving effect to the Acquisition as if it had been consummated on January 1, 2020. The pro forma statements of operations exclude any estimated impact of non-recurring integration costs or benefits from the Acquisition, including potential synergies that may be derived in future periods.

The allocation of the purchase price reflected in this unaudited pro forma condensed combined financial information has not been finalized mainly due to the period of time between the Acquisition Date and the date of this filing, and is based upon the best available information at the current time. A final determination of the fair values of the assets and liabilities will be based on the actual valuations of the tangible and intangible assets and liabilities that existed as of the date of the Acquisition. The completion of the final valuations, the allocation of the purchase price and the impact of ongoing integration activities could cause material differences in the information presented. For the preliminary estimate of fair values of assets acquired and liabilities assumed, Spire used customary valuation methods, including the income, market and cost approaches.

The estimated pro forma adjustments to record assets acquired and liabilities assumed at their fair values are preliminary. The final allocation of the purchase price will be determined at a later date and is dependent upon certain valuation and other studies that have not yet been finalized. The final determination will be completed as soon as practicable, but no later than one year after the consummation of the Acquisition. The final valuation of assets acquired and liabilities assumed may be materially different than the estimated values assumed in the unaudited pro forma condensed combined financial information. In particular, the final fair values of property and equipment, intangible assets, loans payable, and investments may be materially different than the estimated values assumed in the unaudited pro forma condensed combined financial information, which may result in material differences in goodwill and depreciation and amortization.

The Acquisition and the related adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial information. In the opinion of Spire’s management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not purport to be indicative of the combined company’s financial position or results of operations of the combined company that would have occurred if the Acquisition had been completed on the dates indicated, nor are they indicative of the combined company’s financial position or results of operations that may be expected for any future period or date.

Spire Global, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2021

			Transaction Accounting Adjustments
($ in thousands, except share and per share amounts)	Spire Historical for the Nine Months Ended September 30, 2021	exactEarth for the Nine Months Ended July 31, 2021 (U.S. GAAP) Note 2	Acquisition	Note 3	Accounting Policy & Reclassification Adjustments	Note 4	Total Pro Forma Combined
Revenue	$28,390	$13,717	$—		$—		$42,107
Cost of revenue	12,393	7,448	5,074	e	—		24,915

Gross profit	15,997	6,269	(5,074)		—		17,192

Operating expenses
Research and development	21,913	—	—		621	a	22,534
Sales and marketing	14,369	—	—		506	b	14,875
General and administrative	23,507	—	138	e	5,698	b	29,343
Selling, general and administrative	—	6,204	—		(6,204)	b	—
Product development and research and development	—	621	—		(621)	a	—
Depreciation and amortization	—	259	(259)	e	—		—

Total operating expenses	59,789	7,084	(121)		—		66,752

Income (loss) from operations	(43,792)	(815)	(4,953)		—		(49,560)

Other income (expense)
Interest income	6	34	—		—		40
Interest expense	(8,267)	(287)	—		—		(8,554)
Change in warrant liability fair value	(23,529)	—	—		—		(23,529)
Foreign exchange (loss) gain	—	(403)	—		403	d	—
Other income (expense)	(2,710)	(29)	(665)	l	(403)	d	(3,807)

Total other income (expense)	(34,500)	(685)	(665)		—		(35,850)

Income (loss) before income taxes	(78,292)	(1,500)	(5,618)		—		(85,410)
Income tax (benefit) provision	969	87	—		—		1,056

Net loss	$(79,261)	$(1,587)	$(5,618)		$—		$(86,466)

Weighted average shares outstanding of Class A common stock	37,389,424		5,230,167	h			42,619,591

Basic and diluted net loss per share (Class A common stock)	$(2.12)						$(2.03)

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

Spire Global, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

			Transaction Accounting Adjustments
($ in thousands, except share and per share amounts)	Spire Historical for the Year Ended December 31, 2020	exactEarth for the Year Ended October 31, 2020 (U.S. GAAP) Note 2	Acquisition	Note 3	Accounting Policy & Reclassification Adjustments	Note 4	Total Pro Forma Combined
Revenue	$28,490	$15,211	$(911)	i	$—		$42,790
Cost of revenue	10,285	9,949	315	d	702	e	28,262
			6,766	e
			245	f

Gross profit	18,205	5,262	(8,237)		(702)		14,528

Operating expenses
Research and development	20,751	—	347	d	711	a	22,127
			318	f
Sales and marketing	10,279	—	601	d	1,089	c	15,457
			3,246	e
			242	f
General and administrative	12,520	—	1,839	d	5,862	c	27,381
			184	e
			733	f
			6,243	k
Loss on satellite deorbit and launch failure	666	—	—		—		666
Selling, general and administrative	—	6,951	—		(6,951)	c	—
Product development and research and development	—	711	—		(711)	a	—
Depreciation and amortization	—	461	(461)	e	—		—
Loss on disposal and impairment	—	702	—		(702)	e	—

Total operating expenses	44,216	8,825	13,292		(702)		65,631

Loss from operations	(26,011)	(3,563)	(21,529)		—		(51,103)

Interest income	54	65	—		—		119
Interest expense	(6,773)	(984)	—		—		(7,757)
Foreign exchange (loss) gain	—	138	—		(138)	d	—
Share of equity investment loss	—	(358)	—		358	f	—
Other income (expense), net	626	—	(359)	l	138	d	47
					(358)	f

Total other income (expense), net	(6,093)	(1,139)	(359)		—		(7,591)

Loss before income taxes	(32,104)	(4,702)	(21,888)		—		(58,694)
Income tax (benefit) provision	400	118	—		—		518

Net loss	$(32,504)	$(4,820)	$(21,888)		$—		$(59,212)

Weighted average shares outstanding of Class A common stock	10,323,839		5,230,167	h			15,554,006

Basic and diluted net loss per share (Class A common stock)	$(3.15)						$(3.81)

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

Spire Global, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2021

			Transaction Accounting Adjustments
($ in thousands)	Spire Historical as of September 30, 2021	exactEarth as of July 31, 2021 (U.S. GAAP) Note 2	Acquisition	Note 3	Accounting Policy & Reclassification Adjustments	Note 4	Total Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$245,770	$5,646	$(109,592)	a	$—		$141,824
Accounts receivable, net	6,456	2,101	4,079	j	—		12,636
Contract assets	1,089	—	—		1,241	g	2,330
Unbilled revenue	—	1,241	—		(1,241)	g	—
Restricted cash, current	12,801	—	—		—		12,801
Prepaid expenses	—	1,214	—		(1,214)	k	—
Other current assets	—	264	—		(264)	k	—
Prepaid expenses and other current assets	10,227	—	—		1,478	k	11,705

Total current assets	276,343	10,466	(105,513)		—		181,296
Property and equipment, net	25,855	4,475	15,625	c	—		45,955
Customer relationships	—	—	24,399	b	—		24,399
Intangible assets, net	—	176	19,286	b	—		19,462
Investment	—	—	4,159	l	—		4,159
Goodwill	—	—	54,162	a	—		54,162
Other long-term assets	1,365	6,953	—		—		8,318

Total assets	$303,563	$22,070	$12,118		$—		$337,751

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$4,738	$—	$1,282	k	$273	l	$6,967
			674	k
Accounts payable and accrued expenses	—	4,188	—		(1,996)	h	—
					(273)	l
					(1,919)	m
Accrued wages and benefits	1,865	—	—		1,996	h	3,861
Contract liabilities, current portion	10,331	—	(911)	i	2,153	i	11,573
Warrant liability, current portion	22,582	—	—		—		22,582
Deferred revenue	—	2,153	—		(2,153)	i	—
Other accrued expenses	5,967	—	4,079	j	1,919	m	11,965

Total current liabilities	45,483	6,341	5,124		—		56,948
Earnout consideration	77,131	—	—		—		77,131
Long-term debt, non-current	45,221	—	—		3,995	j	49,216
Deferred income tax liabilities	287	—	—		—		287
Warrant liability	30,770	—	—		—		30,770
Loans payable	—	3,995	—		(3,995)	j	—
Long-term incentive plan liability	—	1,765	(1,765)	j	—		—
Other long-term liabilities	1,382	41	—		—		1,423

Total liabilities	200,274	12,142	3,359		—		215,775
Stockholders’ Equity
Common Stock, $0.0001 par value, Class A and Class B shares	15	—	1	g	—		16
Share capital	—	113,257	(113,257)	g	—		—
Additional paid-in capital	393,872	2,912	19,360	g	—		413,232
			(2,912)	g
Accumulated other comprehensive loss	(191)	(127)	127	g	—		(191)
Accumulated deficit	(290,407)	(106,114)	109,710	g	—		(291,081)
			(1,282)	g
			(674)	k
			(2,314)	g

Total stockholders’ equity	103,289	9,928	8,759		—		121,976

Total liabilities and stockholders’ equity	$303,563	$22,070	$12,118		$—		$337,751

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Presentation

On September 13, 2021, Spire Global, Inc. (“Spire”) and exactEarth Ltd. (“exactEarth”) each entered into an Arrangement Agreement (“Agreement”) for Spire to acquire exactEarth for a combination of cash and Spire stock (“Acquisition”). The Acquisition was consummated on November 30, 2021 (“Acquisition Date”). All deferred stock unit (“DSUs”) awards of exactEarth were settled for $4.1 million following the consummation of the Acquisition with cash from the purchase consideration. Immediately prior to the consummation of the Acquisition, all other outstanding equity awards of exactEarth were converted to outstanding shares of common stock of exactEarth, as described further in Note 3 to the following unaudited pro forma condensed combined financial information and notes thereto. In connection with the Acquisition, each outstanding share of exactEarth common stock was exchanged for 0.1 shares of Spire common stock and $1.95505 in cash. Holders of exactEarth common stock received cash in lieu of fractional shares. As a result of the Acquisition, former exactEarth common stockholders, restricted share unit (“RSU”) holders and stock option holders, together, received $102.3 million in cash and 5,230,167 in shares of Spire common stock. The total consideration for the Acquisition was $131.9 million, comprised of (i) $109.6 million in cash and (ii) 5,230,167 in shares of Spire common stock valued at $22.3 million based on the closing trading price of Spire common stock as of the Acquisition Date. Of the $109.6 million paid in cash, $3.3 million related to acquisition fees of exactEarth paid by Spire upon the closing of the Acquisition. Of the $131.9 million total consideration for the Acquisition, $129.0 million was allocated to the net assets acquired and $2.9 million was treated as post-combination expense as described further in Note 3 to the following unaudited pro forma condensed combined financial information and notes thereto.

The unaudited pro formas are based on the following as adjusted to give effect to the Acquisition:

•

Spire’s audited consolidated financial statements for the year ended December 31, 2020, together with related notes, included in the final prospectus dated July 22, 2021 as filed with the Securities and Exchange Commission (“SEC”) on July 22, 2021 pursuant to Rule 424 (b)(3) under the Securities Act of 1933, as amended (“Form 424B3”);

•

Spire’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2021, together with related notes, contained in the Quarterly Report on Form 10-Q, as filed with the SEC on November 10, 2021;

•	exactEarth’s audited consolidated financial statements for the year ended October 31, 2020, together with related notes, incorporated by reference within Exhibit 99.1 in this Form 8-K/A; and

•

exactEarth’s unaudited condensed consolidated financial statements as of and for the nine months ended July 31, 2021, together with related notes, incorporated by reference within Exhibit 99.1 in this Form 8-K/A.

The unaudited pro forma condensed combined statements of operations (“pro forma statements of operations”) for the nine months ended September 30, 2021 (“2021 pro forma statement of operations”) and for the year ended December 31, 2020 (“2020 pro forma statement of operations”) give effect to the Acquisition as if it occurred on January 1, 2020. Due to differences in each reporting entity’s fiscal year end, the 2021 pro forma statement of operations includes the nine months ended September 30, 2021 for Spire and the nine months ended July 31, 2021 for exactEarth. The 2020 pro forma statement of operations includes the year ended December 31, 2020 for Spire combined with the year ended October 31, 2020 for exactEarth. The unaudited pro forma condensed combined balance sheet (“pro forma balance sheet”) gives effect to the Acquisition as if it occurred on September 30, 2021, the most recent published balance sheet of Spire and includes pro forma adjustments to exactEarth’s balance sheet as of July 31, 2021. The unaudited pro forma condensed combined financial information has been adjusted to include Acquisition adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“U.S. GAAP”), applying the effects of the Acquisition to Spire’s historical consolidated financial statements. Certain non-recurring charges have been and may continue to be incurred in connection with the Acquisition, including among others, financial advisors, legal services and professional accounting services. These charges could affect the future results of Spire in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond 12 months from the Acquisition Date. Accordingly, the pro forma statement of operations for the year ended December 31, 2020 reflects the effects of these non-recurring transaction charges as the pro forma statement of operations has been prepared giving effect to the Acquisition as if it had been consummated on January 1, 2020. The pro forma statements of operations exclude any estimated impact of non-recurring integration costs or benefits from the Acquisition, including potential synergies that may be derived in future periods.

The allocation of the purchase price reflected in this unaudited pro forma condensed combined financial information has not been finalized mainly due to the period of time between the Acquisition Date and the date of this filing, and is based upon the best available information at the current time. A final determination of the fair values of the assets and liabilities will be based on the actual valuations of the tangible and intangible assets and liabilities that existed as of the date of the Acquisition. The completion of the final valuations, the allocation of the purchase price and the impact of ongoing integration activities could cause material differences in the information presented. For the preliminary estimate of fair values of assets acquired and liabilities assumed, Spire used customary valuation methods, including the income, market and cost approaches.

The estimated pro forma adjustments to record assets acquired and liabilities assumed at their fair values are preliminary. The final allocation of the purchase price will be determined at a later date and is dependent upon certain valuation and other studies that have not yet been finalized. The final determination will be completed as soon as practicable, but no later than one year after the consummation of the Acquisition. The final valuation of assets acquired and liabilities assumed may be materially different than the estimated values assumed in the unaudited pro forma condensed combined financial information. In particular, the final fair values of property and equipment, intangible assets, investments and loans payable may be materially different than the estimated values assumed in the unaudited pro forma condensed combined financial information, which may result in material differences in goodwill and depreciation and amortization.

exactEarth’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which differs in certain respects from U.S. GAAP. Adjustments were made to exactEarth’s historical consolidated financial statements to estimate the conversion from IFRS to U.S. GAAP as well as reclassifications to conform exactEarth’s historical presentation to Spire’s accounting presentation. These adjustments reflect Spire’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

exactEarth’s financial statements were presented in Canadian dollars. Accordingly, the following historical exchange rates were used to translate exactEarth’s financial statements and calculate certain adjustments to the pro forma financial information from Canadian dollars (CAD $) to U.S. dollars ($). These exchange rates may differ from future exchange rates which would have an impact on the pro forma financial information and would also impact the final purchase price consideration upon consummation of the Acquisition.

Average daily closing exchange rate for the year ended October 31, 2020:	$0.79494/CAD $
Average daily closing exchange rate for the year ended December 31, 2020:	$0.74588/CAD $
Average daily closing exchange rate for the nine months ended July 31, 2021:	$0.79466/CAD $
Closing exchange rate as of September 30, 2021:	$0.78604/CAD $

The historical financial statements of Spire and exactEarth have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to the accounting for the Acquisition under U.S. GAAP. The unaudited pro forma condensed combined financial information and related notes were prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with Spire as the acquiror of exactEarth. ASC 805 requires, among other things, that the assets and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined financial information, the purchase consideration in the Acquisition has been allocated to the assets acquired and liabilities assumed of exactEarth based upon Spire management’s preliminary estimate of their fair values as of the Acquisition Date.

In the opinion of Spire’s management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not purport to be indicative of the combined company’s financial position or results of operations of the combined company that would have occurred if the Acquisition had been completed on the dates indicated, nor are they indicative of the combined company’s financial position or results of operations that may be expected for any future period or date.

Certain of exactEarth’s historical amounts have been reclassified to conform to Spire’s financial statement presentation, as described further in Note 4.

The accounting policies under U.S. GAAP used in the preparation of the unaudited pro forma condensed combined financial information are those set forth in Spire’s consolidated financial statements for the year ended December 31, 2020, together with related notes, on Form 424B3 dated July 22, 2021 as filed with the SEC on July 22, 2021, and in Spire’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2021 as filed with the SEC on November 10, 2021.

The accounting policies of exactEarth under IFRS are as described in Note 2 to its historical consolidated financial statements, incorporated by reference within Exhibit 99.1 in this Form 8-K/A.

The preliminary conversion of the exactEarth consolidated financial statements from IFRS to U.S. GAAP, including the impact of conforming to U.S. GAAP accounting policies as applied by Spire, and the translation from Canadian dollar amounts into U.S. dollars is discussed further in Note 2 below.

For Spire, the Acquisition is deemed a nontaxable transaction and as such, the historical tax basis of the acquired assets and assumed liabilities, and other tax attributes of exactEarth carryover to Spire. Historically, exactEarth has recorded a valuation allowance against its net Canada and U.K. deferred tax assets. The deferred tax liability as a result of this Acquisition would be a future source of income to use against exactEarth’s deferred tax assets. As a result, the deferred tax liability from the Acquisition would be fully offset by historical deferred tax assets of exactEarth. For purposes of the pro forma financial information, a valuation allowance continues to be reflected against the remaining exactEarth’s net Canada and U.K. deferred tax assets due to the uncertainty surrounding realization. For purposes of the pro forma financial information, no adjustment to tax expense or benefit has been reflected since (i) a valuation allowance has been reflected against exactEarth net of Canada and U.K. deferred tax assets and (ii) no current tax liabilities are expected to be incurred due to exactEarth’s historical net operating loss and credit carryforwards. Because of the valuation allowance on remaining deferred tax assets after pro forma adjustments, there is no tax provision expense, deferred tax asset or deferred tax liability adjustments reflected in the unaudited pro forma condensed combined financial information.

Note 2. Adjustments to exactEarth’s Financial Statements

The financial information below illustrates the impact of estimated adjustments made to exactEarth’s historical financial statements prepared in accordance with IFRS, in order to present them on a basis consistent with Spire’s accounting presentation and policies under U.S. GAAP. Further review of exactEarth’s detailed accounting policies may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. However, at this time, Spire is not aware of any additional accounting policy or IFRS to U.S. GAAP differences that would have a material impact on the unaudited condensed combined pro forma financial information that are not reflected in the pro forma or IFRS to U.S. GAAP adjustments.

Unaudited Adjusted exactEarth Ltd. Statement of Operations

For the Nine Months Ended July 31, 2021 (In thousands)

		Reclassifications and IFRS to U.S. GAAP Adjustments (in Canadian Dollars)
	Historical exactEarth Ltd. IFRS (in Canadian Dollars)	Leases	Note 2	Convertible Debentures	Note 2	Data Rights	Note 2	SIF Loan	Note 2	exactEarth Ltd. U.S. GAAP (in Canadian Dollars)	exactEarth Ltd. U.S. GAAP (in U.S. Dollars)
Revenue	$17,262	$—		$—		$—		$—		$17,262	$13,717
Cost of revenue	8,439	—		—		681	c	252	d	9,372	7,448

Gross profit	8,823	—		—		(681)		(252)		7,890	6,269
Selling, general and administrative	7,688	120	a	—		—		—		7,808	6,205
Product development and research and development	781	—		—		—		—		781	621
Depreciation and amortization	525	(115)	a	—		(85)	c	—		325	258

Income (loss) from operations	(171)	(5)		—		(596)		(252)		(1,024)	(815)

Other expense	(36)	—		—		—		—		(36)	(29)
Foreign exchange (loss) gain	(507)	—		—		—		—		(507)	(403)
Interest income	43	—		—		—		—		43	34
Interest expense	(703)	(5)	a	198	b	—		149	d	(361)	(287)

Total other expenses	(1,203)	(5)		198		—		149		(861)	(685)

Income tax expense	109	—		—		—		—		109	87

Net income (loss)	$(1,483)	$(10)		$198		$(596)		$(103)		$(1,994)	$(1,587)

Unaudited Adjusted exactEarth Ltd. Statement of Operations

For the Year Ended October 31, 2020 (In thousands)

		Reclassifications and IFRS to U.S. GAAP Adjustments (in Canadian Dollars)
	Historical exactEarth Ltd. IFRS (in Canadian Dollars)	Leases	Note 2	Convertible Debentures	Note 2	Data Rights	Note 2	SIF Loan	Note 2	exactEarth Ltd. U.S. GAAP (in Canadian Dollars)	exactEarth Ltd. U.S. GAAP (in U.S. Dollars)
Revenue	$19,135	$—		$—		$—		$—		$19,135	$15,211
Cost of revenue	10,902	—		—		909	c	705	d	12,516	9,949

Gross profit	8,233	—		—		(909)		(705)		6,619	5,262
Selling, general and administrative	8,578	166	a	—		—		—		8,744	6,951
Product development and research and development	895	—		—		—		—		895	711
Depreciation and amortization	847	(153)	a	—		(114)	c	—		580	461
Loss on disposal and impairment	883	—		—		—		—		883	702

Income (loss) from operations	(2,970)	(13)		—		(795)		(705)		(4,483)	(3,563)

Foreign exchange (loss) gain	173	—		—		—		—		173	138
Share of equity investment loss	(450)	—		—		—		—		(450)	(358)
Interest income	82	—		—		—		—		82	65
Interest expense	(1,798)	(13)	a	440	b	—		134	d	(1,237)	(984)

Total other expenses	(1,993)	(13)		440		—		134		(1,432)	(1,139)

Income tax expense	148	—		—		—		—		148	118

Net income (loss)	$(5,111)	$(27)		$440		$(795)		$(571)		$(6,064)	$(4,820)

Unaudited Adjusted exactEarth Ltd. Balance Sheet

As of July 31, 2021 (In thousands)

		Reclassifications and IFRS to U.S. GAAP Adjustments (in Canadian Dollars)
	Historical exactEarth Ltd. IFRS (in Canadian Dollars)	Leases	Note 2	Convertible Debentures	Note 2	Data Rights	Note 2	SIF Loan	Note 2	Myriota IP	Note 2	exactEarth Ltd. U.S. GAAP (in Canadian Dollars)	exactEarth Ltd. U.S. GAAP (in U.S. Dollars)
Assets
Current assets:
Cash and cash equivalents	$7,041	$—		$—		$—		$—		$—		$7,041	$5,646
Accounts receivable, net	3,153	—		—		—		(533)	d	—		2,620	2,101
Unbilled revenue	1,547	—		—		—		—		—		1,547	1,241
Prepaid expenses	605	—		—		909	c	—		—		1,514	1,214
Other current assets	329	—		—		—		—		—		329	264

Total current assets	12,675	—		—		909		(533)		—		13,051	10,466
Property and equipment, net	5,037	(101)	a	—				644	d	—		5,580	4,475
Intangible assets, net	1,155	—		—		(757)	c	—		(179)	e	219	176
Other long-term assets	412	—		—		8,258	c	—		—		8,670	6,953

Total assets	$19,279	$(101)		$—		$8,410		$111		$(179)		$27,520	$22,070

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$5,315	$(92)	a	$—		$—		$—		$—		$5,223	$4,188
Deferred revenue	2,685	—		—		—		—		—		2,685	2,153

Total current liabilities	8,000	(92)		—		—		—		—		7,908	6,341
Loans payable	1,748	—		—		—		3,234	d	—		4,982	3,995
Long-term incentive plan liability	2,202	—		—		—		—		—		2,202	1,765
Other long-term liabilities	51	—		—		—		—		—		51	41

Total liabilities	12,001	(92)		—		—		3,234		—		15,143	12,142
Stockholders’ Equity
Share capital	138,936	—		2,295	b	—		—		—		141,231	113,257
Additional paid-in capital	1,332	—		2,299	b	—		—		—		3,631	2,912
Accumulated other comprehensive loss	(158)	—		—		—		—		—		(158)	(127)
Accumulated deficit	(132,832)	(9)	a	(4,594)	b	8,410	c	(3,123)	d	(179)	e	(132,327)	(106,114)

Total stockholders’ equity	7,278	(9)		—		8,410		(3,123)		(179)		12,377	9,928

Total liabilities and stockholders’ equity	$19,279	$(101)		$—		$8,410		$111		$(179)		$27,520	$22,070

a. Leases

Under IFRS 16, Leases, exactEarth recorded a right of use (“ROU”) asset, lease liability and associated ROU asset depreciation as well as lease interest expense related to their headquarters lease in Cambridge, Ontario. As Spire accounts for leases under ASC 840, Leases, and since the lease would be classified as an operating lease, the ROU asset, depreciation and lease liabilities are removed as of the balance sheet date. The difference between the ROU asset less depreciation and the lease liability is due to the effects of the straight line depreciation method and effective interest method being used. This difference is reconciled with adjustments to lease expense and accumulated deficit.

b. Convertible Debentures

Under IAS 32, Financial Instruments: Presentation, exactEarth evaluated the terms of the convertible debentures and determined that the instrument contained both a liability and an equity component. The liability component of the convertible debentures was measured at the fair value of a similar liability that does not have an associated equity conversion feature. The equity component was allocated to the residual difference between the fair value of the compound instrument (total proceeds) and the liability component. Based on the contractual terms of the instrument, under U.S. GAAP, no separation between liability and equity is required and the total proceeds were allocated entirely to the liability component and the equity component was therefore eliminated in exactEarth’s historical balance sheet as of July 31, 2021. The loan amount was increased to the amount of cash received for the purpose of recalculating the related interest expense using the updated effective rate of interest. The interest expense adjustments were reflected in the statements of operations for the nine months ended September 30, 2021 and year ended December 31, 2020. The convertible debentures were fully converted in February 2021 and the required adjustments were reflected within the equity section of the pro forma balance sheet.

c. L3 Harris Technologies, Inc. Data License

In accordance with IAS 38, Intangible Assets (“IAS 38”), initial costs incurred to acquire exclusive access rights to data generated from satellites were capitalized by exactEarth. Under U.S. GAAP, the substance of the arrangement is considered to be a hosting arrangement where payments were made in advance to have access to data delivered through the cloud. These payments are not eligible for capitalization under Intangibles – Goodwill and Other—Internal-Use Software (Subtopic 350-40) (“ASC 350-40”) and should be treated as costs incurred under service contracts which are either expensed as incurred or recorded as prepaid expenses to the extent they are paid in advance. The amount originally capitalized under IAS 38 was significantly reduced as a result of impairment charges recognized in prior years. As such, the net book value included in intangible assets, net on exactEarth’s historical consolidated balance sheet as of July 31, 2021 has been removed, as well as the impact of impairment and amortization. Prepaid expenses have been adjusted by the amount paid in advance of services being rendered and the amortization period reflects the term of the hosting arrangement. Accordingly, the amortization expense relating to the intangible asset was reversed in the pro forma statements of operations for the nine months ended September 31, 2021 and the year ended December 31, 2020 and amortization of the prepayments have been recorded to cost of revenue in accordance with ASC 350-40.

d. Strategic Innovation Fund Loan (“SIF”)

Under IAS 20, Accounting for Government Grants and Disclosure, exactEarth initially measured low-interest or interest-free loans from a government at fair value and subsequently recognized interest expense on the loan under the effective interest method. The difference between the fair value at inception and the loan proceeds received was recorded as a government grant. The grant portion was split between operating costs and capital costs based on the costs to which the loan related. The grant related to capital costs was recognized as a reduction to the carrying amount of an eligible asset and realized over the life of the asset as reduced amortization expense. The grant related to operating costs was recognized in cost of revenue. In addition, exactEarth recorded a receivable related to expenses incurred prior to July 31, 2021. Under U.S. GAAP, loans from a government should be considered as a debt instrument and interest may not be imputed on low-interest or interest-free government loans. Therefore, the loan amount has been increased to the amount of cash received and the subsequent interest expense and reduction to cost of revenue and property and equipment have been eliminated to conform with U.S. GAAP. The receivable from the SIF has also been removed as any related expenses incurred are recorded as additional debt once the funding is received in accordance with U.S. GAAP.

e. Myriota Licensed Intellectual Property (“IP”)

Under IAS 38, when it is probable that the acquired asset is expected to have future economic benefits, and the cost of the asset can be measured reliably, the asset shall be treated as an intangible asset. Under U.S. GAAP, costs to acquire in-process research and development assets shall be recorded as research expense at inception if it lacks a future alternative use, in accordance with ASC 730, Research and Development. All research and development costs presented by exactEarth under IFRS have been reclassified from the financial statement line-item intangible assets, net to conform to the presentation applied by Spire in accordance with U.S. GAAP. Refer to Note 4 for the reclassification adjustments.

Note 3. Pro Forma Adjustments Related to the Acquisition

a. Purchase Price and Preliminary Purchase Price Allocation

Purchase Price

Total consideration transferred in the Acquisition was $131.9 million, of which $129.0 million is attributable to the purchase price and $2.9 million will be recorded in the post-combination financial statements. The unaudited pro forma condensed combined financial information reflects the preliminary allocation of the purchase consideration to exactEarth’s identifiable net assets acquired. The preliminary allocation of purchase consideration in this unaudited pro forma condensed combined financial information is based upon a purchase price of $129.0 million. The calculation of the purchase price related to the Acquisition is as follows:

(in thousands, except share amounts)
exactEarth share purchase at November 30, 2021 (1)	5,230,167
Total value of Spire shares issued (2)	$22,333
Total cash consideration paid (3)	109,592
Post-combination expense (4)	(2,972)

Total purchase consideration	$128,953

1)

Represents 49,846,220 exactEarth common shares outstanding as of the Acquisition Date, or 4,984,225 Spire shares, combined with exactEarth common shares issued in relation to the replacement awards. These include 1,000,471 common shares for the effective net-share settlement of outstanding exactEarth stock options that were in-the-money as of the Acquisition Date, or 100,047 Spire shares, and 1,459,034 exactEarth common shares for outstanding restricted share units, or 145,895 Spire common shares.

2)	Total value of Spire shares issued was based on 5,230,167 shares of Spire common stock at a closing price of $4.27 on the Acquisition Date.

3)

The cash portion of the purchase consideration transferred is comprised of the following: (i) $1.95505 for each share of outstanding exactEarth common stock (49,846,220 shares), (ii) $1.95505 for each share of outstanding exactEarth common stock issued in exchange for the vested and unvested net-share settled in-the-money stock options based on exactEarth’s share reference price as defined in the Agreement (1,000,471 shares), (iii) $1.95505 for each share of outstanding exactEarth common stock issued in exchange for the vested and unvested RSUs (1,459,034 RSUs), (iv) $2.4224 for each DSU (1,684,088 DSUs), (v) payment in lieu of fractional shares $1,943, and (vi) $3.3 million of exactEarth acquisition fees paid by Spire upon the closing of the Acquisition.

4)

As discussed below, $2.9 million was treated as post-combination expense in connection with the replacement of exactEarth’s outstanding equity awards. This amount has been reflected in the pro forma statement of operations for the year ended December 31, 2020.

Preliminary Purchase Price Allocation

The preliminary purchase price allocation to assets acquired and liabilities assumed is provided throughout these notes to the unaudited pro forma condensed combined financial information. The following table provides a summary of the preliminary purchase price allocation by major category of assets acquired and liabilities assumed based on Spire management’s preliminary estimate of their respective fair values as of the Acquisition Date (in thousands):

Allocation of total estimated purchase consideration:
Estimated fair values of net assets acquired:
Cash and cash equivalents	$5,646
Accounts receivable	6,180
Contract assets	1,241
Prepaid expenses and other current assets	1,478
Property and equipment	20,100
Goodwill	54,162
Customer relationships	24,399
Intangibles	19,462
Investment	4,159
Other assets	6,953

Total assets acquired	143,780

Accounts payable	1,555
Accrued expenses	7,994
Contract liabilities	1,242
Long-term debt	3,995
Other long-term-liabilities	41

Total liabilities assumed	14,827

Net assets acquired	$128,953

The estimated pro forma adjustments to record assets acquired and liabilities assumed at their fair values are preliminary. The final allocation of the purchase price will be determined at a later date and is dependent upon certain valuation and other studies that have not yet been finalized. The final determination will be completed as soon as practicable, but no later than one year after the consummation of the Acquisition. The final valuation of assets acquired and liabilities assumed may be materially different than the estimated values assumed in the unaudited pro forma condensed combined financial information. For the preliminary estimate of fair values of assets acquired and liabilities assumed, Spire used customary valuation methods, including the income, market and cost approaches.

Treatment of exactEarth Equity Awards

exactEarth Stock Options

Upon closing of the Acquisition, each outstanding stock option of exactEarth that was in-the-money, vested or unvested, was net share-settled and exchanged for one fully vested share of exactEarth’s common stock which was immediately converted to one share of Spire’s common stock at a conversion rate of 0.1. This resulted in accelerated vesting for some stock options. Each holder also received $1.95505 per share of exactEarth common stock in cash. All stock options out-of-the-money were cancelled.

Exchanges of share-based payment awards in conjunction with a business combination are modifications of share-based payment awards in accordance with ASC Topic 718, Share-based Payments. Based on management’s assessment of the modification and the provisions of ASC 805, incorporating exactEarth and Spire’s closing stock prices and the Canadian dollar to U.S. dollar conversion rate on the Acquisition Date, $1.3 million relating to pre-combination service was treated as purchase consideration and $1.0 million relating to post-combination service was immediately expensed in the post-combination financial statements.

exactEarth RSUs

Upon closing of the Acquisition, vesting of all exactEarth outstanding restricted stock unit awards was accelerated and each RSU was exchanged for one fully vested share of exactEarth common stock which was immediately converted to one share of Spire’s common stock at a conversion rate of 0.1. Each RSU holder also received $1.95505 per share of exactEarth common stock in cash.

Based on management’s assessment of the modification and the provisions of ASC 805, incorporating exactEarth and Spire’s closing stock prices and the Canadian dollar to U.S. dollar conversion rate on the Acquisition Date, $1.8 million relating to pre-combination service was treated as purchase consideration and $1.7 million relating to post-combination service was immediately expensed in the post-combination financial statements.

exactEarth DSUs

All DSUs were fully vested upon initial issuance by exactEarth. Subsequent to the closing of the Acquisition, each DSU was cash-settled for $2.4224.

Based on management’s assessment of the modification and the provisions of ASC 805, incorporating exactEarth and Spire’s closing stock price and the Canadian dollar to U.S. dollar conversion rate on the Acquisition Date, $3.9 million relating to pre-combination service was treated as purchase consideration and $0.2 million relating to post-combination service was immediately expensed in the post-combination financial statements.

Balance Sheet and Statements of Operations

The pro forma adjustments reflect the effect of the Acquisition on Spire’s and exactEarth’s historical consolidated balance sheet as if the Acquisition occurred on September 30, 2021. The pro forma adjustments reflect the effect of the Acquisition on Spire’s and exactEarth’s historical consolidated statements of operations as if the Acquisition occurred on January 1, 2020.

b. Intangible Assets

The fair values of identified intangible assets, including the related amortization of the fair values for the nine months ended September 30, 2021 and the year ended December 31, 2020 have been estimated as follows:

	Fair Value ($ in thousands)	Estimated Useful Life (in years)	Nine Months Ended September 30, 2021 ($ in thousands)	Year Ended December 31, 2020 ($ in thousands)
Trade names	$2,350	5	$353	$470
Developed technology	13,866	12	867	1,156
Backlog	3,246	1	—	3,246
Customer relationships	24,399	12	1,525	2,033

Total acquired identifiable intangible assets	43,861		$2,745	$6,905

Less: exactEarth’s historical net book value	176

Adjustment to intangible assets	$43,685

c. Property and Equipment

The fair values of property and equipment, including the related depreciation of the fair values as of and for the nine months ended September 30, 2021 and the year ended December 31, 2020 have been estimated as follows:

	Fair Value	Estimated Useful Life	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
	($ in thousands)	(years)	($ in thousands)	($ in thousands)
Satellites	$19,503	6.6	$2,329	$3,107
Building improvements	5	1.0	3	5
Computer hardware	564	3.6	129	172
Furniture and fixtures	28	4.0	5	7

Total property and equipment	20,100		$2,466	$3,291

Less: exactEarth’s historical net book value	4,475

Adjustment to property and equipment	$15,625

d. exactEarth Equity Replacement Awards

As described in Note 3(a) above, in connection with the Acquisition, a portion of the fair value of the replacement awards was treated as post-combination expense that is immediately recognized upon replacement. The post-combination expense of $2,972, including applicable employer payroll tax of $0.1 million recognized subsequent to the consummation of the Acquisition has been reflected in the pro forma statement of operations for the year ended December 31, 2020 as follows:

($ in thousands)	Year Ended December 31, 2020
Cost of revenue	$315
Research and development	347
Sales and marketing	601
General and administrative	1,839

Total	$3,102

e. Depreciation and Amortization of Acquired Assets

Based on the estimated fair values of identifiable, amortizable intangible assets and property and equipment, the following adjustments to depreciation and amortization have been included in the pro forma statements of operations for the nine months ended September 30, 2021 and year ended December 31, 2020:

($ in thousands)	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
Amortization of identifiable definite lived intangible assets included in cost of revenue	$2,744	$3,659
Amortization of identifiable definite lived intangible assets included in sales and marketing	—	3,246
Depreciation of property and equipment included in general and administrative	138	184
Depreciation of property and equipment included in cost of revenue	2,330	3,107

Total calculated depreciation and amortization	5,212	10,196

Less: exactEarth’s historical depreciation and amortization	259	461

Pro forma adjustment to depreciation and amortization	$4,953	$9,735

f. Retention Bonuses

In relation to the Acquisition, Spire distributed $1.5 million in retention bonuses to exactEarth employees for continued service for a certain period of time post-Acquisition. The bonuses amortize over a six-month period and will be treated as post-combination compensation expense. The full amount of expense for the retention bonuses, including applicable employer payroll tax, has been reflected in the pro forma statement of operations for the year ended December 31, 2020 as follows:

($ in thousands)	Year Ended December 31, 2020
Cost of revenue	$245
Sales and marketing	242
General and administrative	733
Research and development	318

Total	$1,538

g. Stockholders’ Equity (Deficit)

The estimated adjustments to total stockholders’ equity represent the increase in the DSU liability as explained in Note 3(j), accrual of additional transaction costs incurred subsequent to exactEarth’s balance sheet date as explained in Note 3(k), the issuance of Spire common stock, a component of the purchase consideration, and the elimination of exactEarth’s historical stockholders’ equity. These adjustments are summarized as follows:

	Acquisition
($ in thousands)	exactEarth’s Equity (Deficit) as of July 31, 2021	Accrued Transaction Costs	DSU Liability	Adjusted exactEarth Equity (Deficit)	Elimination of exactEarth’s Equity (Deficit)	Issuance of Stock	Total Acquisition Adjustments
Common stock, $0.0001 par value, Class A and Class B shares	$—	$—	$—	$—	$—	$1	$1
Common stock	113,257	—	—	113,257	(113,257)	—	(113,257)
Additional paid-in-capital	2,912	—	—	2,912	(2,912)	19,360	16,448
Accumulated other comprehensive loss	(127)	—	—	(127)	127	—	127
Accumulated deficit	(106,114)	(1,282)	(2,314)	(109,710)	109,710	—	109,710

Total entity stockholders’ equity (deficit)	$9,928	$(1,282)	$(2,314)	$6,332	$(6,332)	$19,361	$13,029

h. Weighted Average Shares Outstanding of Class A Common Stock

To give effect to the Acquisition as if it had occurred on January 1, 2020 for purposes of the pro forma statements of operations, the Spire shares of Class A common stock issued as part of the purchase consideration will be deemed outstanding for the nine months ended September 30, 2021 and year ended December 31, 2020 for purposes of determining the pro forma weighted average shares outstanding calculation which is included in pro forma basic and diluted net loss per share.

i. Contract Liabilities

As part of the assignment of fair values, the contract liabilities of exactEarth were revalued as of September 30, 2021, resulting in a corresponding adjustment to revenue of $0.9 million in the pro forma statement of operations for the year ended December 31, 2020:

Fair Value
($ in thousands)
Contract liabilities	$1,242
Less: exactEarth’s historical contract liabilities	2,153

Adjustment to contract liabilities	$(911)

j. DSUs, a Component of Other Long-Term Liabilities

exactEarth records DSUs as a liability on the balance sheet which is marked-to-market each reporting period. As of the Acquisition Date, the DSU liability was $4.1 million and as of July 31, 2021, the DSU liability recorded in exactEarth’s balance sheet was $1.8 million. The cash payment from Spire to settle the DSU liability, as part of the purchase consideration, in the amount of $4.1 million was not received as of the Acquisition Date and as such, payment to settle the DSU liability was made subsequent to September 30, 2021 for purposes of the pro forma balance sheet. Accordingly, an adjustment of $4.1 million is recorded to accounts receivable in the pro forma balance sheet. An adjustment of $2.3 million to the DSU liability has also been recorded to reflect the mark-to-market adjustment as of the Acquisition Date. Additionally, the DSU liability balance of $4.1 million is reflected as a current liability in accrued expenses as the payment was made within a year of the Acquisition Date.

k. Transaction Costs

Total transaction costs of $6.5 million are estimated to be incurred in connection with the Acquisition (using the spot rate as of September 30, 2021). As of this date, only a portion of these costs were recorded in the Spire historical balance sheet as of September 30, 2021 in accounts payable or accrued expense and in exactEarth’s balance sheet as of July 31, 2021 in accounts payable and accrued expenses. An adjustment of $2.0 million was made to accounts payable as of September 30, 2021 to reflect the liability for these transaction costs, of which $1.3 million relates to exactEarth and $0.7 million relates to Spire. In the nine months ended September 30, 2021, $1.3 million of transaction costs were recorded to general and administrative expenses on the statement of operations. An adjustment of $6.2 million was recorded to general and administrative expenses on the pro forma statement of operations for the year ended December 31, 2020 to reflect the total estimated transaction costs in connection with the Acquisition, using the average daily closing exchange rate for the year ended December 31, 2020. These transaction costs consist primarily of financial advisor fees, legal fees and professional accounting fees. It is assumed that these costs will not affect the combined statement of operations beyond twelve months after the closing date of the Acquisition.

l. Investment in Myriota

exactEarth historically applied the equity method of accounting to account for the Myriota investment. The investment was recorded at $0 in exactEarth’s balance sheet as of July 31, 2021, which represented historical cost less exactEarth’s share of Myriota losses. Additionally, $0.4 million was recognized for its share of Myriota’s net loss in the FSLI share of equity investment loss for the year ended October 31, 2020. There was no loss recorded in the statement of operations for the nine months ended July 31, 2021. As part of the assignment of fair values, the investment was valued as of the Acquisition Date, resulting in an adjustment of $4.2 million to the pro forma balance sheet as of September 30, 2021. This adjustment reflects the difference resulting from application of the equity method of accounting and fair value method of accounting, as required under ASC 805.

Giving effect to the pro forma statements of operations as if the Acquisition occurred on January 1, 2020, adjustments of $0.7 million and $0.4 million were recorded for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively, to reflect exactEarth’s share of Myriota’s net losses during those periods.

Note 4. Mapping and Policy Alignment Adjustments Related to the Acquisition

Except for the differences in reporting frameworks as described in Note 2 above, Spire management has determined that there were no significant accounting policy differences between Spire and exactEarth and, therefore, no adjustments are necessary to conform exactEarth financial statements to the accounting policies as applied by Spire in the preparation of the unaudited pro forma condensed combined financial information. This conclusion is subject to change as further assessment is performed and finalized for purchase accounting.

Certain historical balances of the Spire and exactEarth financial statement line items (“FSLI”) were reclassified to conform to the combined company presentation of the unaudited pro forma condensed combined financial information, as presented above. These reclassifications have no effect on previously reported total assets, total liabilities, stockholders’ equity or income (loss) of Spire and exactEarth.

Statements of Operations

a. exactEarth’s product development and research and development expenses of $0.6 million and $0.7 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, previously disclosed as separate FSLIs on exactEarth’s statements of operations, were reclassified to the research and development expense FSLI.

b. exactEarth’s selling, general and administrative expenses of $6.2 million for the nine months ended September 30, 2021 were reclassified to the sales and marketing and general and administrative expense FSLIs based on the nature of the expense.

c. exactEarth’s selling, general and administrative expenses of $7.0 million for the year ended December 31, 2020 were reclassified to the sales and marketing and general and administrative expense FSLIs based on the nature of the expense.

d. exactEarth’s foreign exchange (loss) gain of $(0.4) million and $0.1 million for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively, previously disclosed as separate FSLIs on exactEarth’s statements of operations, were reclassified to the other income (expense), net FSLI.

e. exactEarth’s loss on disposal and impairment of $0.7 million for the year ended December 31, 2020, previously disclosed as a separate FSLI on exactEarth’s statement of operations, was reclassified to the cost of revenue FSLI.

f. exactEarth’s share of equity investment loss of $0.4 million for the year ended December 31, 2020, previously disclosed as a separate FSLI on exactEarth’s statement of operations, was reclassified to the other income (expense), net FSLI.

Balance Sheet

g. exactEarth’s balance for unbilled revenue of $1.2 million previously disclosed as a separate FSLI of exactEarth’s balance sheet, has been reclassified to contract assets.

h. exactEarth’s balance for accrued wages and benefits of $2.0 million previously disclosed as a component of the accounts payable and accrued expense FSLI, has been reclassified to a separate accrued wages and benefits FSLI.

i. Prior to the adjustment described in Note 3(i), exactEarth’s balance for deferred revenue of $2.2 million previously disclosed as a separate FSLI on exactEarth’s balance sheet, has been reclassified to the contract liabilities, current portion FSLI.

j. exactEarth’s balance for loans payable of $4.0 million previously disclosed as a separate FSLI on exactEarth’s balance sheet, has been reclassified to the long-term debt, non-current FSLI.

k. exactEarth’s balance for prepaid expenses and other current assets of $1.2 million and $0.3 million, respectively, previously disclosed as separate FSLIs on exactEarth’s balance sheet have been reclassified to the prepaid expenses and other current assets FSLI.

l. exactEarth’s balance for accounts payable of $0.3 million previously disclosed as a component of the accounts payable and accrued expenses FSLI, has been reclassified to a separate accounts payable FSLI.

m. exactEarth’s balance for other accrued expenses of $1.9 million previously disclosed as a component of the accounts payable and accrued expense FSLI, has been reclassified to a separate other accrued expenses FSLI.